Sit Investment Associates, Inc.
Equity

December 31, 2007

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

II. Philosophy and Decision-Making Process

III. Risk Management Process

IV. Large Cap Growth Portfolio Characteristics

V. Mid Cap Growth Portfolio Characteristics

VI. Small Cap Growth Portfolio Characteristics

VII. Dividend Growth Portfolio Characteristics

VIII. International Growth Fund

IX. Biographical Data

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- Sit Investment's Chief Investment Officer and other senior investment professionals have been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $7.8 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 34 full-time investment professionals, including 21 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid/Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin/Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Please refer to the general disclosure cited on the title page.

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

1999

- Commingled funds introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of December 31, 2007: $7.8 Billion

- Equity $2.6 Billion
- Fixed Income $5.2 Billion
- Institutional Separate Accounts $6.1 Billion
- Sit Mutual Funds $1.7 Billion

Investment Management & Research Organization Chart

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit

Global Equity Management

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit
Ronald D. Sit
Kent L. Johnson
Robert W. Sit
David A. Brown
Michael J. Stellmacher
John M. Bernstein
Matthew T. Loucks

Douglas A. Mikkonen
Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Stacey M. Curme
Lori C. Hanson
Yang (Kevin) Lu
Bradley W. Meyer
Dawn M. Frandrup

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Christopher M. Rasmussen
Eric T. Nelmark
Todd S. Emerson
Jessica A. Malberg
Matthew T. Hilliard
Marci A. Lorge
Brian R. Gilbert
Brendan J. O'Sullivan

Biographies of Key People

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	69	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	66	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Research Responsibilities

Total Years Investment Experience 230 years

Average Years Investment Experience exceeds 14 years

Roger J. Sit
Director of Global Research and Investment Management

Eugene C. Sit, CFA
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Technology

Peter L. Mitchelson, CFA
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Group Evaluations
  - Washington
  - Healthcare

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurant & Lodging
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Consumer
  - Autos & Related
  - Education
- Capital Goods/Defense
- Transportation
- Dir. Quant. & Portfolio Research
  - Earning/Portfolio Construction
- Environmental Control

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Software Platforms & Appl
  - Telecom Equipment
- Energy

John M. Bernstein
- Financial
  - Banks, S&L's
  - Consumer Finance
  - GSEs

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Telecommunications
  - Wireline Services
  - Wireless Services
- Electric Power Generation
- Commodity Cyclicals

Douglas A. Mikkonen, CFA
- Technology
  - Computer Systems
  - Contract Manufacturing
  - Internet Services
  - Storage Hardware
- Generalist
  - Small/Medium Sized Growth Companies

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming
  - Housing & Related
  - Recreational Products

Stacey M. Curme
- Equity Trading
- Generalist
  - Minnesota Based Growth Companies

Lori C. Hanson
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research
- Consumer

Ningning Tang
- Technology
  - Semiconductors
  - Semi Capital Equipment
- Generalist

William F. Wanner
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research
- Health Services

Bradley W. Meyer
- Equity Trading

Int'l Geographic Specialists
SIT INTERNATIONAL PORTFOLIO MANAGERS/ANALYSTS (5)

Representative Client List
December 2007

Growth Equity	Fixed Income
ConAgra Inc. Benefit Plan	Indiana State Police
Denver Employees' Retirement Plan	LSI Logic Corporation
Los Angeles City ERS	Mayo Foundation
Close TEAMS	MLM – The Lawyers Company
	Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

II. Investment Philosophy and Decision-Making Process

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly/Quarterly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper

Please refer to the general disclosure cited on the title page.

Growth Equity Investing
Industry/Sector Allocation

- Our investment philosophy identifies and focuses on investments in industries and sectors with above-average and sustainable growth prospects;

- Since we believe that earnings growth will lead to higher stock prices, we concentrate on companies with strong long-term growth prospects;

- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).

- Finally, we work to identify and focus on secular forces that have long-term investment significance for growth-oriented investors. Current examples include:
  - Demographics/Consumer Trends;
  - Savings & Investment;
  - Information Requirements;
  - Consolidation; and
  - Outsourcing

Fundamental Research Process

Stock Selection

- We invest in industry sectors and companies with high earnings per share and revenue growth purchased at reasonable valuation in relation to industry peers, historic levels, and earnings growth rates

- We concentrate our fundamental research efforts on the most promising growth companies with strong fundamentals and companies having the following attributes:
  - World-class or regionally dominant
  - New and/or distinctive products or services
  - Innovative and responsive to change

- Investment holdings generally reflect the following investment characteristics:
  - High ROE's; high growth rates (projected & historical); higher relative P/E ratios; strong balance sheets; and lower dividend yields

- Significant databases and quantitative tools (earnings revision models) are used to identify and evaluate opportunities

Domestic Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 10% (as permitted by restrictions)

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

December 31, 2007

	Large Cap Growth	Large Cap Growth (Russell 1000 Growth)	Mid Cap Growth	Small Cap Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%
Weighted Average Market Capitalization	$83.9 billion	$77.7 billion	$16.2 billion	$3.6 billion
Median Market Capitalization	$43.3 billion	$37.9 billion	$9.2 billion	$1.8 billion
2008 Projected EPS Growth Rates	18.6%	18.5%	22.7%	22.0%
Valuation on 2008 P/E Ratio	19.2x	20.3x	23.2x	23.7x
Dividend Yield	1.1%	0.9%	0.4%	0.3%
Number of Equity Holdings	84	89	92	99
Portfolio Turnover (YTD)	26.1%	35.5%	42.0%	51.0%
Assets Under Management	$723.5 million	485.9 million	$259.3 million	$447.5 million

Market Value of Domestic Growth Oriented Equity Assets Under Management* ($000)

December 31, 2007

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH
TAX EXEMPT				
Employee Benefit	$680,420	N/A	$301,831	$47,041
Endowment & Foundations	137,317	N/A	3,055	115,662
Other	112,552	20,318	19,248	0
TAX EXEMPT TOTAL	$930,289	$20,318	$324,133	$162,703
TAXABLE	274,794	N/A	13,320	4,956
MUTUAL FUNDS	232,087	238,829	110,000	45,322
TOTAL BY STYLE	$1,437,170	$259,147	$447,454	$212,980

* Includes the equity portion of Balanced accounts and the Sit Science and Tech Fund.

III. Risk Management Process

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Researching Equity Risk Models:

- Detailed analysis of Northfield Information Services' U.S. Fundamental Risk Model.

IV. Large Cap Growth Fund

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.4%	1.5%	1.4%	1.7%	0.9%	0.9%	0.9%	0.8%
PRODUCER MANUFACTURING	7.7	8.5	9.7	8.4	8.8	8.3	10.3	11.2	10.2	9.9	9.4	11.3	11.2	10.1
ELECTRONIC TECHNOLOGY	16.6	13.3	12.8	13.2	12.5	11.3	11.8	11.4	11.7	11.3	11.8	12.0	12.5	13.3
CONSUMER DURABLES	1.8	0.5	0.5	0.5	1.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	4.8	8.4	10.0	9.9	11.8	10.5	10.7	11.8	9.4	8.2	8.2	8.4	8.0	9.3
PROCESS INDUSTRIES	0.0	0.0	1.0	1.3	1.4	1.4	2.6	2.1	2.2	2.3	3.0	3.2	4.0	4.9
HEALTH TECHNOLOGY	16.0	14.9	13.2	13.9	14.7	15.6	13.1	12.5	12.6	11.1	11.7	10.8	11.7	10.9
CONSUMER NON-DURABLES	4.1	4.9	5.3	4.5	4.6	3.6	3.2	3.3	4.7	4.5	4.4	4.0	5.2	6.3
INDUSTRIAL SERVICES	1.2	1.9	2.0	3.5	3.8	4.5	4.8	5.0	4.0	4.2	3.7	4.3	4.7	5.2
COMMERCIAL SERVICES	2.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.8	0.6	0.0
TECHNOLOGY SERVICES	11.1	10.4	9.0	8.5	8.2	7.9	8.3	7.8	7.7	8.8	7.8	8.7	9.3	8.7
HEALTH SERVICES	2.1	2.6	3.0	4.2	3.9	3.1	2.8	2.3	2.5	2.2	2.2	2.4	2.5	3.5
CONSUMER SERVICES	6.0	8.2	7.7	7.3	5.1	5.4	5.1	5.4	5.3	6.0	7.0	5.5	4.8	4.3
RETAIL TRADE	8.1	7.8	7.6	7.7	6.4	6.8	5.8	5.4	6.6	6.4	5.8	5.1	3.9	3.1
TRANSPORTATION	0.8	3.1	2.8	2.3	2.8	2.8	3.3	3.1	2.1	2.1	1.6	1.5	1.2	1.1
UTILITIES	0.0	0.0	0.0	0.0	0.6	1.0	1.4	1.3	1.4	1.6	1.8	1.6	1.5	2.1
FINANCE	13.4	12.2	12.1	11.2	10.7	13.3	13.2	13.1	15.6	16.2	16.6	14.5	12.3	10.4
COMMUNICATIONS	4.2	3.3	3.4	3.6	3.7	3.3	2.3	2.7	2.7	3.8	3.8	5.1	5.8	6.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	1.1%	1.1%	1.1%	1.0%	1.1%	1.2%	1.2%	1.2%	1.1%	1.2%	1.3%	1.2%	1.2%	1.3%
PRODUCER MANUFACTURING	8.4	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3	9.3	9.3
ELECTRONIC TECHNOLOGY	11.3	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4	10.2	10.0
CONSUMER DURABLES	1.8	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5	1.3	1.2
ENERGY MINERALS		5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3	8.9	9.9
PROCESS INDUSTRIES	2.2	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.3	2.4
HEALTH TECHNOLOGY	11.6	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4	9.4	9.5
CONSUMER NON-DURABLES	7.8	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1	7.5	8.0
INDUSTRIAL SERVICES	1.2	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6	2.7	2.8
COMMERCIAL SERVICES	1.2	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2	1.1	1.0
TECHNOLOGY SERVICES	6.0	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4	5.5	6.1
HEALTH SERVICES	1.8	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2	2.2	2.5
CONSUMER SERVICES	5.4	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7	4.6	4.3
RETAIL TRADE	7.1	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5	5.2	4.8
TRANSPORTATION	1.6	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7	1.7	1.8
UTILITIES	2.6	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4	3.8	4.0
FINANCE	20.5	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2	19.5	17.4
COMMUNICATIONS	3.4	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7	3.7	3.6
	95.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Large Cap Growth

December 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	1,564	0.8
		0.8

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	3,870	1.9
DEERE & CO	3,259	1.6
ABB LTD - ADR	2,693	1.3
GENERAL DYNAMICS CORP	2,670	1.3
EMERSON ELECTRIC CO	2,493	1.2
UNITED TECHNOLOGIES CORP	2,342	1.1
BOEING CO	2,038	1.0
ITT CORPORATION	1,552	0.7
		10.1

ELECTRONIC TECHNOLOGY	$000	% EQUITY
CISCO SYSTEMS INC	4,786	2.3
NOKIA CORP ADR	3,720	1.8
E M C CORP MASS	3,717	1.8
INTEL CORP	3,540	1.7
HEWLETT-PACKARD CO	3,498	1.7
APPLE COMPUTER INC	3,229	1.6
QUALCOMM INC	2,231	1.1
ANALOG DEVICES	1,569	0.8
TEXAS INSTRUMENTS INC	1,453	0.7
		13.3

ENERGY MINERALS	$000	% EQUITY
OCCIDENTAL PETROLEUM CORP	4,404	2.1
XTO ENERGY INC	3,394	1.6
SOUTHWESTERN ENERGY CO	3,282	1.6
ULTRA PETROLEUM CORP	2,567	1.2
MURPHY OIL CORP	2,359	1.1
VALERO ENERGY CORP	2,304	1.1
SUNCOR ENERGY INC	924	0.4
		9.3

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	6,121	2.9
AIR PRODUCTS & CHEMICALS INC	2,416	1.2
NATIONAL OILWELL VARCO INC	1,690	0.8
		4.9

HEALTH TECHNOLOGY	$000	% EQUITY
GENENTECH INC	3,521	1.7
GILEAD SCIENCES INC	3,304	1.6
CELGENE CORP	3,018	1.5
ABBOTT LABORATORIES	2,824	1.4
THERMO FISHER SCIENTIFIC INC	2,371	1.1
GENZYME CORP	2,285	1.1
MERCK & CO INC	1,842	0.9
MEDTRONIC INC	1,528	0.7
ALLERGAN INC	1,086	0.5
JOHNSON & JOHNSON	917	0.4
		10.9

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	3,787	1.8
PROCTER & GAMBLE CO	3,201	1.5
COCA COLA CO	3,173	1.5
COLGATE-PALMOLIVE CO	2,105	1.0
NIKE INC	912	0.4
		6.3

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	5,263	2.5
NOBLE CORPORATION	2,859	1.4
MCDERMOTT INTL INC	2,627	1.3
		5.2

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	4,429	2.1
GOOGLE INC	4,425	2.1
ADOBE SYSTEMS INC	2,260	1.1
ORACLE CORP	2,143	1.0
SAP AKTIENGESELLSCHAFT ADR	2,016	1.0
ACCENTURE LTD BERMUDA	1,675	0.8
AUTOMATIC DATA PROCESSING	1,087	0.5
		8.7

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	2,535	1.2
UNITEDHEALTH GROUP INC	1,880	0.9
WELLPOINT HEALTH NETWORK	1,649	0.8
MCKESSON CORP	1,127	0.5
		3.5

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	2,680	1.3
INTL GAME TECHNOLOGY	1,757	0.8
COMCAST CORP	1,454	0.7
NEWS CORP LTD CL A	1,420	0.7
MARRIOTT INTL INC	1,186	0.6
APOLLO GROUP INC	512	0.2
		4.3

RETAIL TRADE	$000	% EQUITY
CVS/CAREMARK CORPORATION	3,375	1.6
TARGET CORP	2,500	1.2
PENNEY J C INC	638	0.3
		3.1

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	1,232	0.6
UTI WORLDWIDE INC	1,107	0.5
		1.1

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	4,454	2.1
		2.1

FINANCE	$000	% EQUITY
FRANKLIN RESOURCES INC	3,318	1.6
BANK OF NEW YORK MELLON CORP	3,067	1.5
GOLDMAN SACHS GROUP INC	2,774	1.3
CME GROUP INC	2,675	1.3
AMERICAN INTERNATIONAL GROUP	1,916	0.9
JPMORGAN CHASE & CO	1,624	0.8
LINCOLN NATIONAL CORP	1,467	0.7
WELLS FARGO & CO	1,334	0.6
CITIGROUP INC	1,313	0.6
PRUDENTIAL FINANCIAL INC	1,200	0.6
AMERICAN EXPRESS CO	1,014	0.5
		10.4

COMMUNICATIONS	$000	% EQUITY
VODAFONE GROUP ADR	4,452	2.1
CROWN CASTLE INTL CORP	3,328	1.6
AT&T INC	3,067	1.5
NII HOLDINGS INC	1,517	0.7
		6.0

Portfolio Market Capitalization Summary

Sit Large Cap Growth

December 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	104,400	41190	37070	1.9	374,137
MICROSOFT CORP	134,400	30863	35600	3.1	333,054
AT&T INC	73,800	39033	41560	1.5	252,051
PROCTER & GAMBLE CO	43,800	53871	73430	1.5	228,011
VODAFONE GROUP ADR	119,300	33003	37320	3.1	198,335
JOHNSON & JOHNSON	13,750	10379	66700	0.4	190,879
APPLE COMPUTER INC	16,300	118.631	198080	1.1	173,437
CISCO SYSTEMS INC	171,800	31948	27070	3.3	164,333
GOOGLE INC	1,400	443.431	691480	3.1	163,809
INTEL CORP	133,800	30730	26660	1.7	155,881
NOKIA CORP ADR	91,500	37371	38390	1.8	151,311
AMERICAN INTERNATIONAL GROUP	33,863	70333	58300	0.9	147,803
CITIGROUP INC	44,800	41339	29440	0.1	146,145
JPMORGAN CHASE & CO	37,200	41953	43650	0.8	146,633
COCA COLA CO	51,700	61613	61370	1.5	141,835
HEWLETT-PACKARD CO	69,300	43313	50480	1.7	139,939
MERCK & CO INC	31,700	54033	58110	0.9	131,480
PEPSICO INC	49,500	51307	75900	1.8	133,171
SCHLUMBERGER LTD	33,500	59091	98370	3.5	117,137
ORACLE CORP	94,500	19313	22580	1.0	115,984
WELLS FARGO & CO	44,200	17391	30190	0.1	101,319
ABBOTT LABORATORIES	50,300	51311	56150	1.4	86,717
GOLDMAN SACHS GROUP INC	13,500	143.303	215050	1.3	85,530
UNITED TECHNOLOGIES CORP	30,800	63043	76540	1.1	75,610
UNITEDHEALTH GROUP INC	33,300	34593	58300	0.9	73,304
GENENTECH INC	33,500	70154	67070	1.7	70,633
MCDONALDS CORP	45,500	51800	58910	1.3	69,171
BOEING CO	33,300	74888	87460	1.0	67,787
ABB LTD - ADR	93,500	33131	28800	1.3	66,535
QUALCOMM INC	51,700	37637	39350	1.1	64,391
OCCIDENTAL PETROLEUM CORP	57,200	41337	76990	3.1	63,794
SAP AKTIENGESELLSCHAFT ADR	39,500	50003	51050	1.0	63,610
MONSANTO CO	54,800	58678	111.690	3.9	61,073
AMERICAN EXPRESS CO	19,500	53144	52020	0.5	60,804
CVS CAREMARK CORPORATION	84,500	34080	39750	1.1	58,701
MEDTRONIC INC	30,400	53718	50270	0.7	56,888
BANK OF NEW YORK MELLON CORP	63,500	43934	48760	1.5	55,533
SUNCOR ENERGY INC	8,500	69881	108730	0.4	50,393
WELLPOINT HEALTH NETWORK	18,800	73573	87730	0.8	50,133
TEXAS INSTRUMENTS INC	43,500	34318	33400	0.7	46,700
EMERSON ELECTRIC CO	44,800	45093	56660	1.3	44,698
NEWS CORP LTD CL A	69,300	19730	20490	0.7	43,808

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GILEAD SCIENCES INC	71,800	35.117	46.010	1.1	43,035
PRUDENTIAL FINANCIAL INC	13,500	54.510	93.040	0.1	43,034
TARGET CORP	50,000	39.331	50.000	1.3	41,343
DEERE & CO	35,000	13.613	93.130	1.1	40,793
COLGATE-PALMOLIVE CO	37,000	61.591	77.960	1.0	39,741
E M C CORP MASS	300,800	18.135	18.530	1.8	38,880
VALERO ENERGY CORP	33,500	38.589	70.030	1.1	38,347
COMCAST CORP	79,650	23.587	18.260	0.7	37,941
CME GROUP INC	3,500	537.157	686.000	1.3	36,334
GENERAL DYNAMICS CORP	30,000	73.580	88.990	1.3	35,807
BURLINGTON NORTHERN SANTA FE	14,800	38.580	83.230	0.1	39,183
FRANKLIN RESOURCES INC	39,000	90.303	114.430	1.1	37,550
MEDCO HEALTH SOLUTIONS INC	35,000	84.883	101.400	1.3	37,131
NATIONAL OILWELL VARCO INC	33,000	19.593	73.460	0.8	31,315
NIKE INC	14,200	64.561	64.240	0.4	35,133
XTO ENERGY INC	16,087	30.300	51.360	1.1	34,835
ADOBE SYSTEMS INC	53,500	37.870	42.730	1.1	34,518
THERMO FISHER SCIENTIFIC INC	41,100	51.553	57.680	1.1	34,339
AUTOMATIC DATA PROCESSING	34,400	44.005	44.530	0.5	33,431
ACCENTURE LTD BERMUDA	41,500	40.171	36.030	0.8	33,018
AIR PRODUCTS & CHEMICALS INC	34,500	73.848	98.630	1.3	31,118
GENZYME CORP	30,700	64.405	74.440	1.1	19,799
ALLERGAN INC	16,500	64.319	64.240	0.5	19,730
MCKESSON CORP	17,200	64.111	65.510	0.5	18,958
CELGENE CORP	65,300	44.651	46.210	1.5	17,807
MURPHY OIL CORP	37,800	51.009	84.840	1.1	16,037
LINCOLN NATIONAL CORP	35,200	64.389	58.220	0.7	15,174
NOBLE CORPORATION	50,800	38.281	56.510	1.4	15,303
INTL GAME TECHNOLOGY	40,000	41.435	43.930	0.8	13,851
MCDERMOTT INTL INC	44,500	38.581	59.030	1.3	13,391
MARRIOTT INTL INC	34,700	36.348	34.180	0.1	13,370
ITT CORPORATION	33,500	53.863	66.040	0.7	11,974
CROWN CASTLE INTL CORP	80,000	37.008	41.600	1.1	11,814
APOLLO GROUP INC	7,300	75.885	70.150	0.3	11,717
ULTRA PETROLEUM CORP	35,500	54.061	71.500	1.3	10,891
PENNEY J C INC	14,500	40.875	43.990	0.3	9,733
ANALOG DEVICES	49,500	31.317	31.700	0.8	9,611
SOUTHWESTERN ENERGY CO	38,500	37.584	55.720	1.1	9,497
ALLEGHENY TECHNOLOGIES INC	18,100	78.864	86.400	0.8	8,835
NII HOLDINGS INC	31,400	17.303	48.320	0.7	8,370
EQUITABLE RESOURCES INC	80,800	45.417	53.280	3.1	6,487
UTI WORLDWIDE INC	51,500	23.303	19.600	0.5	1,947

WEIGHTED AVERAGE:	80,897
UNWEIGHTED AVERAGE:	70,144
MEDIAN:	43,331

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Top 25 Holdings

Sit Large Cap Growth

December 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
MONSANTO CO	PROCESS INDUSTRIES	$6,121	2.9%	35.0%	48 x
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	5,263	2.5%	17.5%	19 x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	4,786	2.3%	14.4%	16 x
EQUITABLE RESOURCES INC	UTILITIES	4,454	2.1%	11.2%	24 x
VODAFONE GROUP ADR	COMMUNICATIONS	4,452	2.1%	10.1%	N/A
MICROSOFT CORP	TECHNOLOGY SERVICES	4,429	2.1%	12.5%	19 x
GOOGLE INC	TECHNOLOGY SERVICES	4,425	2.1%	34.4%	33 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	4,404	2.1%	11.7%	13 x
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	3,870	1.9%	11.2%	15 x
PEPSICO INC	CONSUMER NON - DURABLES	3,787	1.8%	10.9%	20 x
NOKIA CORP ADR	ELECTRONIC TECHNOLOGY	3,720	1.8%	N/A	N/A
E MC CORP MASS	ELECTRONIC TECHNOLOGY	3,717	1.8%	13.4%	22 x
INTEL CORP	ELECTRONIC TECHNOLOGY	3,540	1.7%	17.7%	18 x
GENENTECH INC	HEALTH TECHNOLOGY	3,521	1.7%	22.7%	20 x
HEWLETT-PACKARD CO	ELECTRONIC TECHNOLOGY	3,498	1.7%	14.2%	14 x
XTO ENERGY INC	ENERGY MINERALS	3,394	1.6%	12.1%	15 x
CVS/CAREMARK CORPORATION	RETAIL TRADE	3,375	1.6%	16.7%	17 x
CROWN CASTLE INTL CORP	COMMUNICATIONS	3,328	1.6%	6.7%	N/A
FRANKLIN RESOURCES INC	FINANCE	3,318	1.6%	12.4%	14 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,304	1.6%	16.1%	25 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	3,282	1.6%	22.7%	33 x
DEERE & CO	PRODUCER MANUFACTURING	3,259	1.6%	9.0%	18 x
APPLE COMPUTER INC	ELECTRONIC TECHNOLOGY	3,229	1.6%	22.0%	37 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	3,201	1.5%	12.9%	20 x
COCA COLA CO	CONSUMER NON - DURABLES	3,173	1.5%	9.8%	20 x
	TOTAL		46.4		

Number of Equity Holdings = 84

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Sit Large Cap Growth Fund

Performance Attribution

IGF007 vs. Russell 1000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
12/29/2006 to 12/31/2007
U.S. Dollar

	Sit Large Cap Growth Fund Acct #7		Russell 1000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.13	49.95	2.43	37.56	0.70	1.32	2.02
Process Industries	3.17	86.76	2.08	40.85	1.01	0.32	1.33
Industrial Services	4.43	70.01	4.06	41.54	0.86	0.16	1.02
Retail Trade	5.11	-6.53	8.66	-6.87	0.17	0.71	0.88
Producer Manufacturing	10.51	25.03	9.61	19.45	0.51	0.05	0.56
Communications	4.75	17.35	0.83	-5.58	1.14	-0.75	0.38
Electronic Technology	12.32	24.75	16.03	18.99	0.63	-0.26	0.37
Commercial Services	0.46	-27.32	2.23	-16.09	-0.17	0.50	0.33
Consumer Durables	0.00	0.00	1.30	-8.93	0.00	0.28	0.28
Transportation	1.55	-4.57	2.57	-1.01	-0.04	0.17	0.12
Consumer Non-Durables	4.80	19.90	7.42	17.12	0.13	-0.10	0.04
Utilities	1.66	29.86	1.84	26.61	0.05	-0.02	0.02
Health Services	2.47	16.66	4.02	17.47	-0.01	-0.12	-0.13
Non-Energy Minerals	0.93	-5.00	1.15	26.81	-0.22	-0.05	-0.26
Technology Services	8.67	15.88	9.91	19.58	-0.34	0.02	-0.32
Health Technology	11.09	1.47	12.64	5.87	-0.47	0.10	-0.37
Consumer Services	5.69	-14.60	5.44	-7.07	-0.50	-0.02	-0.52
Finance	14.26	-5.14	7.80	2.30	-0.91	-0.58	-1.49
Total	**100.00**	**16.09**	**100.00**	**11.82**	**2.54**	**1.73**	**4.27**

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

V. Mid Cap Growth Portfolio Characteristics

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.6%	2.3%	2.4%	2.8%	3.1%	2.3%
PRODUCER MANUFACTURING	7.6	5.6	5.0	6.4	6.5	7.0	7.8	9.3	8.6	8.1	7.8	8.0	8.5	9.1	9.2
ELECTRONIC TECHNOLOGY	13.8	20.5	14.7	14.4	13.0	13.5	13.4	13.8	12.0	11.8	11.7	12.0	10.9	11.2	11.6
CONSUMER DURABLES	3.9	1.5	0.7	1.0	1.0	1.4	1.2	1.3	1.5	1.3	1.6	1.9	1.8	1.9	3.2
ENERGY MINERALS	3.4	3.5	7.2	10.0	10.7	12.3	11.6	9.9	11.0	8.4	5.7	5.7	6.6	6.9	8.8
PROCESS INDUSTRIES	1.2	1.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.9	1.0	2.5	2.9	3.1	3.8
HEALTH TECHNOLOGY	14.0	13.7	13.3	10.6	12.1	12.2	13.0	13.2	12.9	14.3	16.0	14.5	14.7	16.6	17.0
CONSUMER NON-DURABLES	1.8	1.8	2.0	2.3	2.6	2.3	2.4	2.1	2.3	3.1	3.7	4.7	5.3	3.3	1.8
INDUSTRIAL SERVICES	4.1	1.1	3.6	5.2	5.8	7.1	7.0	5.8	6.8	6.2	5.7	5.5	7.6	10.2	8.9
COMMERCIAL SERVICES	2.0	1.9	1.0	0.0	0.0	0.1	0.9	0.7	0.7	0.5	0.0	0.0	0.6	0.4	0.0
TECHNOLOGY SERVICES	13.2	17.5	19.4	16.6	14.8	14.0	12.7	13.3	12.5	12.4	14.0	13.5	11.0	8.2	8.8
HEALTH SERVICES	9.0	5.6	6.3	6.8	8.7	7.8	5.8	6.1	5.8	6.1	4.5	3.3	3.9	4.6	5.4
CONSUMER SERVICES	4.3	5.3	6.1	6.0	6.7	5.3	4.1	4.4	4.3	3.0	3.5	3.7	3.3	3.3	3.2
RETAIL TRADE	10.6	8.0	6.5	6.3	6.1	5.3	5.7	6.0	4.6	4.6	5.3	5.6	3.7	4.0	3.2
TRANSPORTATION	0.5	1.3	2.9	3.0	1.5	1.6	2.6	3.2	3.2	3.0	2.4	3.0	2.6	2.6	2.2
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FINANCE	9.7	8.9	7.7	7.0	7.2	7.3	8.4	8.4	9.5	11.3	11.9	9.4	9.8	8.3	8.2
COMMUNICATIONS	0.9	2.8	3.6	3.5	3.3	2.8	2.6	1.4	2.6	3.4	3.1	4.4	4.3	3.4	2.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	1.2	0.9	0.8	0.9	1.5	1.8	1.8	2.1	2.2	1.7	1.8	2.2	2.0	1.8	1.7
PRODUCER MANUFACTURING	4.3	4.7	6.5	6.5	7.9	8.1	7.8	8.1	8.3	7.4	7.6	7.8	7.8	8.3	9.0
ELECTRONIC TECHNOLOGY	10.0	15.9	14.0	13.4	11.9	12.5	12.4	12.8	12.0	10.1	9.4	9.1	10.8	11.4	10.7
CONSUMER DURABLES	3.9	4.2	4.9	4.9	5.5	5.0	4.8	4.5	3.9	5.3	5.3	4.9	3.4	3.2	3.2
ENERGY MINERALS	1.5	1.2	1.3	1.5	4.8	6.1	5.7	5.5	6.1	2.0	2.2	2.3	3.6	3.5	4.6
PROCESS INDUSTRIES	1.7	2.4	1.7	1.6	1.4	1.3	1.4	1.4	1.4	2.6	2.8	2.9	3.4	3.5	3.7
HEALTH TECHNOLOGY	13.8	12.6	11.4	11.1	9.9	10.0	10.2	9.6	9.5	9.6	9.8	9.6	7.1	7.1	7.1
CONSUMER NON-DURABLES	4.1	3.1	3.9	3.9	3.2	2.9	2.8	2.8	2.9	4.9	5.0	5.2	5.2	5.2	5.0
INDUSTRIAL SERVICES	3.6	2.6	3.5	3.9	4.1	4.9	4.9	4.8	5.3	6.2	6.2	6.6	8.3	8.6	8.6
COMMERCIAL SERVICES	6.2	5.7	5.7	5.4	5.2	5.4	5.6	5.8	5.6	4.6	4.7	4.3	3.9	3.6	3.3
TECHNOLOGY SERVICES	12.4	10.2	9.9	9.1	7.6	7.0	6.9	7.0	7.2	6.6	6.6	6.4	7.2	7.0	7.2
HEALTH SERVICES	9.9	8.0	6.4	8.5	6.9	6.7	6.4	6.2	6.3	5.6	5.2	5.2	5.3	5.6	5.6
CONSUMER SERVICES	10.4	11.3	10.4	10.4	9.8	8.9	8.7	8.7	8.5	8.1	8.7	8.3	7.5	7.6	6.5
RETAIL TRADE	9.2	9.0	8.0	8.1	8.6	7.6	7.9	7.7	7.5	9.3	9.0	9.1	7.5	6.7	5.9
TRANSPORTATION	0.7	0.9	1.9	1.7	1.7	1.8	2.1	2.2	2.6	2.5	2.4	2.5	2.4	2.3	2.2
UTILITIES	0.1	0.3	0.7	0.8	1.0	1.0	0.9	0.9	1.0	1.7	1.8	1.8	3.1	3.8	4.3
FINANCE	4.9	6.1	7.7	7.0	7.6	7.5	8.0	8.2	8.3	9.3	9.3	9.6	9.1	8.4	9.0
COMMUNICATIONS	2.1	0.9	1.2	1.3	1.6	1.5	1.6	1.6	1.5	2.3	2.2	2.3	2.5	2.5	2.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Mid Cap Growth

December 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ATI INTL METALS INC	3,998	1.3
ALLEGHENY TECHNOLOGIES INC	3,311	1.0
		3.3

PRODUCER MANUFACTURING	$000	% EQUITY
PRECISION CASTPARTS CORP	4,480	1.9
TEXTRON INC	3,893	1.7
JACOBS ENGINEERING GROUP INC	3,174	1.4
AMETEK INC	3,808	1.3
ITT CORPORATION	3,774	1.3
ROCKWELL COLLINS INC	3,391	1.0
IDEX CORP	1,709	0.7
		9.3

ELECTRONIC TECHNOLOGY	$000	% EQUITY
MEMC ELECTR MATLS INC	5,398	3.3
APPLE COMPUTER INC	4,110	1.8
ANALOG DEVICES	3,118	1.4
BROADCOM CORP	3,770	1.3
F5 NETWORKS INC	1,979	0.9
LAM RESEARCH CORP	1,143	0.7
TRIMBLE NAVIGATION LTD	1,100	0.7
NETWORK APPLIANCE INC	1,583	0.7
RESEARCH IN MOTION LTD	1,347	0.5
AGILENT TECHNOLOGIES INC	1,118	0.5
KLA-TENCOR CORP	910	0.4
VERIFONE HLDGS INC	177	0.3
CISCO SYSTEMS INC	391	0.3
		11.1

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION INC	3,397	1.4
SCIENTIFIC GAMES CORP	3,053	0.9
ELECTRONIC ARTS INC	3,033	0.9
		3.3

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	5,071	3.3
XTO ENERGY INC	4,489	1.9
MURPHY OIL CORP	3,140	1.1
APACHE CORP	3,119	1.4
FRONTIER OIL CORP	3,330	1.0
HOLLY CORP	1,833	0.8
		8.8

PROCESS INDUSTRIES	$000	% EQUITY
AIRGAS INC	3,390	1.1
ALBEMARLE CORP	3,931	1.3
NATIONAL OILWELL VARCO INC	3,333	1.0
		3.8

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	4,917	3.1
INTUITIVE SURGICAL INC	4,731	3.1
GILEAD SCIENCES INC	4,334	1.8
THERMO FISHER SCIENTIFIC INC	4,131	1.8
NUVASIVE INC	3,333	1.4
AMYLIN PHARMACEUTICALS INC	3,171	1.4
SURMODICS INC	3,038	1.3
ALLERGAN INC	3,994	1.3
IDEXX LABS INC	3,744	1.3
ALCON INC	3,389	1.0
MILLIPORE CORP	3,319	1.0
VERTEX PHARMACEUTICALS INC	783	0.3
NORTHSTAR NEUROSCIENCE INC	484	0.3
SIRTRIS PHARMACEUTICALS	137	0.1
		17.0

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	1,839	0.8
BARE ESCENTUALS INC	1,383	0.1
HANSEN NATURAL CORP	1,041	0.5
		1.8

INDUSTRIAL SERVICES	$000	% EQUITY
MCDERMOTT INTL INC	1,358	3.8
URS CORP	3,433	1.5
SMITH INTERNATIONAL INC	3,397	1.5
NOBLE CORPORATION	3,097	1.3
FLOTEK INDUSTRIES INC	3,908	1.3
AECOM TECHNOLOGY CORP	1,340	0.5
		8.9

TECHNOLOGY SERVICES	$000	% EQUITY
ADOBE SYSTEMS INC	3,718	1.1
COGNIZANT TECH SOLUTIONS	3,135	1.1
CITRIX SYSTEMS INC	3,493	1.5
AUTODESK INC	3,177	1.3
AMDOCS LTD	3,418	1.1
ANSYS INC	1,315	0.5
AKAMAI TECHNOLOGIES INC	1,171	0.5
INTUIT INC	930	0.4

HEALTH SERVICES	$000	% EQUITY
EXPRESS SCRIPTS INC	3,738	1.1
STERICYCLE INC	3,331	1.4
LABORATORY CP OF AMER HLDGS	3,381	1.0
COVENTRY HEALTHCARE INC	1,843	0.8
COVANCE INC	1,119	0.5
		5.4

CONSUMER SERVICES	$000	% EQUITY
INTL GAME TECHNOLOGY	3,558	1.5
ITT EDUCATIONAL SERVICES	1,390	0.1
MARRIOTT INTL INC	1,314	0.1
APOLLO GROUP INC	1,173	0.5
		3.3

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	3,411	1.5
DICKS SPORTING GOODS INC	1,511	0.7
NORDSTROM INC	1,431	0.1
PENNEY J C INC	1,038	0.4
		3.3

TRANSPORTATION	$000	% EQUITY
C H ROBINSON WORLDWIDE INC	3,371	1.0
EXPEDITORS INTL WASH INC	3,087	0.9
UTI WORLDWIDE INC	703	0.3
		3.3

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	4,111	1.8
PRICE T ROWE GROUP INC	3,318	1.4
ACE LTD	3,154	1.4
INTERCONTINENTALEXCHANGE INC	3,003	1.3
TCF FINANCIAL CORP	3,837	1.3
NORTHERN TRUST CORP	3,451	1.1
		8.3

COMMUNICATIONS	$000	% EQUITY
AMERICAN TOWER CORP	3,178	1.4
NII HOLDINGS INC	3,343	1.0
		3.4

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

December 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	21,000	34.517	198.080	1.8	173,427
CISCO SYSTEMS INC	22,000	20.506	27.070	0.3	164,232
GOOGLE INC	950	160.407	691.480	0.3	162,839
RESEARCH IN MOTION LTD	11,000	99.301	113.400	0.5	63,618
GILEAD SCIENCES INC	91,800	24.706	46.010	1.8	42,825
ALCON INC	16,700	98.517	143.040	1.0	42,613
APACHE CORP	29,000	32.438	107.540	1.4	35,773
NATIONAL OILWELL VARCO INC	30,400	56.138	73.460	1.0	26,215
XTO ENERGY INC	87,395	9.724	51.360	1.9	24,835
ADOBE SYSTEMS INC	88,190	21.253	42.730	1.6	24,518
THERMO FISHER SCIENTIFIC INC	71,450	25.076	57.680	1.8	24,229
ACE LTD	51,050	47.451	61.780	1.4	20,362
MEMC ELECTR MATLS INC	61,000	60.184	88.490	2.3	20,274
ALLERGAN INC	46,600	54.758	64.240	1.3	19,720
PRECISION CASTPARTS CORP	32,300	48.423	138.700	1.9	19,158
EXPRESS SCRIPTS INC	51,200	40.341	73.000	1.6	18,399
ELECTRONIC ARTS INC	34,800	51.878	58.410	0.9	18,398
CELGENE CORP	106,400	11.821	46.210	2.1	17,837
TEXTRON INC	54,600	53.531	71.300	1.7	17,772
AMERICAN TOWER CORP	74,600	17.981	42.600	1.4	17,242
NORTHERN TRUST CORP	32,000	57.797	76.580	1.1	16,843
PRICE T ROWE GROUP INC	54,500	26.213	60.880	1.4	16,076
MURPHY OIL CORP	42,900	41.035	84.840	1.6	16,057
NOBLE CORPORATION	54,800	33.755	56.510	1.3	15,203
SMITH INTERNATIONAL INC	46,000	35.832	73.850	1.5	14,793
INTL GAME TECHNOLOGY	81,000	42.963	43.930	1.5	13,856
AGILENT TECHNOLOGIES INC	31,800	36.607	36.740	0.5	13,648
INTERCONTINENTALEXCHANGE INC	15,600	66.034	192.500	1.3	13,391
MCDERMOTT INTL INC	107,700	31.557	59.030	2.8	13,291
MARRIOTT INTL INC	39,900	33.649	34.180	0.6	12,570
INTUITIVE SURGICAL INC	14,646	99.409	323.000	2.1	12,342
BROADCOM CORP	105,975	26.563	26.140	1.2	12,301
ITT CORPORATION	42,000	29.394	66.040	1.2	11,974
ROCKWELL COLLINS INC	31,900	66.712	71.970	1.0	11,741
APOLLO GROUP INC	16,700	71.537	70.150	0.5	11,717
JACOBS ENGINEERING GROUP INC	33,200	28.864	95.610	1.4	11,583
AUTODESK INC	53,800	24.349	49.760	1.2	11,490
COACH INC	59,800	16.042	30.580	0.8	11,258
INTUIT INC	29,100	32.139	31.610	0.4	10,517
GAMESTOP CORP NEW	55,000	20.623	62.110	1.5	9,998
COGNIZANT TECH SOLUTIONS	106,800	19.562	33.940	1.6	9,855
PENNEY J C INC	23,600	80.872	43.990	0.4	9,753
ANALOG DEVICES	98,350	35.632	31.700	1.4	9,616
EXPEDITORS INTL WASH INC	46,700	41.196	44.680	0.9	9,522
SOUTHWESTERN ENERGY CO	91,000	29.107	55.720	2.2	9,497
C H ROBINSON WORLDWIDE INC	43,900	26.259	54.120	1.0	9,184
COVENTRY HEALTH CARE INC	31,100	56.913	59.250	0.8	9,177
ALLEGHENY TECHNOLOGIES INC	26,750	51.337	86.400	1.0	8,835
KLA-TENCOR CORP	18,900	53.586	48.160	0.4	8,772
LABORATORY CP OF AMER HLDGS	30,200	29.414	75.530	1.0	8,701
ACTIVISION INC NEW	111,000	22.806	29.700	1.4	8,658
NETWORK APPLIANCE INC	63,500	27.932	24.960	0.7	8,591
NORDSTROM INC	38,700	36.004	36.730	0.6	8,524
NII HOLDINGS INC	46,400	55.883	48.320	1.0	8,370
BAIDU COM INC	200	95.037	389.800	0.0	8,266
CITRIX SYSTEMS INC	91,900	32.871	38.010	1.5	7,211
AMDOCS LTD	71,600	28.603	34.470	1.1	7,195
AKAMAI TECHNOLOGIES INC	33,850	27.847	34.600	0.5	5,749
COVANCE INC	13,500	89.151	86.620	0.5	5,530
LAM RESEARCH CORP	38,000	26.003	43.230	0.7	5,382
STERICYCLE INC	56,000	17.968	59.400	1.4	5,162
AMETEK INC	59,950	20.339	46.840	1.2	5,025
AMYLIN PHARMACEUTICALS INC	85,700	44.424	37.000	1.4	4,988
AIRGAS INC	68,900	37.713	52.110	1.6	4,286
FRONTIER OIL CORP	54,700	39.662	40.580	1.0	4,278
HANSEN NATURAL CORP	23,500	37.631	44.290	0.5	4,086
MILLIPORE CORP	31,000	75.924	73.180	1.0	3,994
ALBEMARLE CORP	70,800	42.163	41.250	1.3	3,953
TRIMBLE NAVIGATION LTD	52,900	14.754	30.240	0.7	3,668
IDEXX LABS INC	46,800	43.606	58.630	1.2	3,590
AFFILIATED MANAGERS GRP INC	35,000	91.146	117.460	1.8	3,513
ITT EDUCATIONAL SERVICES	16,300	111.702	85.270	0.6	3,390
ANSYS INC	30,500	33.782	41.460	0.5	3,246
SCIENTIFIC GAMES CORP	61,700	29.408	33.250	0.9	3,088
VERTEX PHARMACEUTICALS INC	33,800	38.457	23.230	0.3	3,073
IDEX CORP	47,300	31.272	36.130	0.7	2,944
URS CORP	63,000	48.446	54.330	1.5	2,905
AECOM TECHNOLOGY CORP DEL	43,400	22.302	28.570	0.5	2,848
HOLLY CORP	35,800	51.530	50.890	0.8	2,815
F5 NETWORKS INC	60,400	37.664	28.520	0.9	2,421
DICKS SPORTING GOODS INC	56,400	25.835	27.760	0.7	2,351
TCF FINANCIAL CORP	158,200	15.130	17.930	1.2	2,271
BARE ESCENTUALS INC	52,900	32.116	24.250	0.6	2,210
VALUECLICK INC	9,500	22.981	21.900	0.1	2,150
UTI WORLDWIDE INC	35,800	30.894	19.600	0.3	1,947
VERIFONE HLDGS INC	29,100	36.812	23.250	0.3	1,939
RTI INTL METALS INC	43,500	73.219	68.930	1.3	1,591
NUVASIVE INC	84,347	36.482	39.520	1.4	1,388
SURMODICS INC	55,800	35.636	54.270	1.3	992
FLOTEK INDUSTRIES INC	80,700	30.751	36.040	1.3	662
SIRTRIS PHARMACEUTICALS I	10,000	10.000	13.690	0.1	393
NORTHSTAR NEUROSCIENCE IN	52,000	10.282	9.300	0.2	241

WEIGHTED AVERAGE:	16,153
UNWEIGHTED AVERAGE:	16,008
MEDIAN:	9,180

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Top 25 Holdings
Sit Mid Cap Growth
December 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	$6358	2.8%	14.0%	20 x
MEMC ELECTR MATLS INC	ELECTRONIC TECHNOLOGY	5398	2.3%	29.6%	21 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	5071	2.2%	22.7%	33 x
CELGENE CORP	HEALTH TECHNOLOGY	4917	2.1%	37.6%	29 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	4731	2.1%	36.6%	68 x
XTO ENERGY INC	ENERGY MINERALS	4489	1.9%	12.1%	15 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	4480	1.9%	19.1%	18 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	4224	1.8%	16.1%	25 x
APPLE COMPUTER INC	ELECTRONIC TECHNOLOGY	4160	1.8%	22.0%	37 x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	4121	1.8%	15.4%	19 x
AFFILIATED MANAGERS GRP INC	FINANCE	4111	1.8%	13.6%	15 x
TEXTRON INC	PRODUCER MANUFACTURING	3893	1.7%	14.0%	18 x
ADOBE SYSTEMS INC	TECHNOLOGY SERVICES	3768	1.6%	14.4%	23 x
EXPRESS SCRIPTS INC	HEALTH SERVICES	3738	1.6%	18.0%	26 x
MURPHY OIL CORP	ENERGY MINERALS	3640	1.6%	17.7%	14 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	3625	1.6%	32.1%	23 x
AIRGAS INC	PROCESS INDUSTRIES	3590	1.6%	15.8%	N/A
INTL GAME TECHNOLOGY	CONSUMER SERVICES	3558	1.5%	13.5%	25 x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	3493	1.5%	15.9%	23 x
URS CORP	INDUSTRIAL SERVICES	3423	1.5%	14.5%	19 x
GAMESTOP CORP NEW	RETAIL TRADE	3416	1.5%	20.1%	29 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	3397	1.5%	20.5%	18 x
NUVASIVE INC	HEALTH TECHNOLOGY	3333	1.4%	31.8%	593 x
STERICYCLE INC	HEALTH SERVICES	3326	1.4%	15.5%	36 x
PRICE T ROWE GROUP INC	FINANCE	3318	1.4%	14.3%	22 x
	TOTAL		43.9		

Number of Equity Holdings = 92

NM= non-meaningful, N/A=not applicable

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Sit Mid Cap Growth Fund

Performance Attribution

GFD006 vs. Russell Midcap Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
12/29/2006 to 12/31/2007
U.S. Dollar

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Health Technology	15.70	32.63	8.48	15.75	2.17	0.48	2.64
Industrial Services	7.61	75.13	6.68	56.57	1.11	0.58	1.68
Retail Trade	4.28	4.96	7.75	-12.43	0.63	0.75	1.38
Consumer Durables	2.05	28.43	4.11	-8.93	0.80	0.56	1.36
Energy Minerals	6.64	52.43	3.06	50.69	0.06	1.27	1.33
Producer Manufacturing	8.51	54.09	8.09	38.59	1.01	0.09	1.10
Commercial Services	0.31	-24.48	4.02	-8.64	-0.07	0.82	0.75
Health Services	4.06	37.99	5.33	17.81	0.73	-0.07	0.66
Finance	9.53	13.40	9.09	7.37	0.51	0.02	0.53
Electronic Technology	11.93	11.30	10.18	6.96	0.52	-0.13	0.39
Transportation	2.66	4.43	2.44	-6.89	0.31	-0.02	0.28
Process Industries	2.29	18.32	3.09	17.70	0.04	-0.04	0.00
Communications	3.68	-12.86	2.33	-6.03	-0.19	-0.06	-0.24
Consumer Services	3.28	-14.26	7.85	2.77	-0.67	0.39	-0.28
Consumer Non-Durables	3.96	-19.30	5.10	-0.39	-0.50	0.21	-0.29
Utilities	0.00	4.61	3.66	22.12	0.02	-0.33	-0.31
Non-Energy Minerals	2.48	-6.30	1.95	20.88	-0.61	-0.06	-0.66
Technology Services	11.03	1.06	6.78	8.78	-0.95	-0.26	-1.20
Total	**100.00**	**20.57**	**100.00**	**11.44**	**4.92**	**4.20**	**9.12**

Source: FactSet Research Systems Note: Returns Are Estimated

VI. Small Cap Growth Portfolio Characteristics

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.7%	1.8%	2.1%	2.2%	2.3%	2.0%
PRODUCER MANUFACTURING	6.7	5.0	6.4	7.8	7.2	7.4	6.9	8.9	9.4	7.9	7.9	9.2	10.1	9.4	9.1
ELECTRONIC TECHNOLOGY	10.7	25.2	16.1	13.6	11.5	10.3	11.1	12.4	12.0	13.2	14.2	13.7	13.2	12.2	12.5
CONSUMER DURABLES	2.4	1.8	2.5	2.9	2.3	2.0	1.1	1.3	1.5	1.4	1.3	1.1	1.5	1.5	1.0
ENERGY MINERALS	2.9	2.1	9.6	10.3	12.7	14.7	11.6	9.7	9.6	8.8	7.2	7.1	7.7	6.8	8.8
PROCESS INDUSTRIES	5.1	3.6	3.5	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.2	1.8	1.9	2.0	1.0
HEALTH TECHNOLOGY	13.6	12.8	14.5	12.5	14.5	14.4	14.9	14.5	13.5	16.1	19.2	16.2	16.2	17.3	16.6
CONSUMER NON-DURABLES	4.9	2.5	2.0	2.2	2.9	2.6	2.6	2.9	3.5	3.3	3.7	3.4	3.2	2.9	2.3
INDUSTRIAL SERVICES	1.9	3.0	3.8	4.3	4.7	7.3	7.2	8.9	11.4	9.8	9.8	7.9	8.5	10.8	9.8
COMMERCIAL SERVICES	4.4	2.2	3.4	3.1	3.1	1.5	1.4	1.1	1.0	0.8	1.1	2.2	2.1	2.1	1.3
TECHNOLOGY SERVICES	7.7	9.2	11.4	12.7	12.0	10.5	8.0	8.2	8.8	9.9	9.6	10.2	9.3	9.5	9.3
HEALTH SERVICES	7.8	4.7	2.0	2.2	2.8	3.6	4.9	4.3	4.6	6.1	7.0	7.2	6.7	6.5	7.1
CONSUMER SERVICES	6.7	2.7	1.5	2.2	1.7	2.1	2.4	2.7	3.6	1.8	1.6	1.1	1.1	1.2	2.3
RETAIL TRADE	7.4	5.8	6.3	5.2	6.5	5.6	6.8	6.7	3.5	2.8	2.2	3.2	4.2	4.0	3.1
TRANSPORTATION	2.1	2.1	4.6	5.1	4.3	3.9	4.0	3.6	2.7	2.8	1.9	1.3	0.9	0.8	0.7
UTILITIES	2.1	5.1	2.0	2.1	2.4	2.3	2.0	1.8	2.0	2.1	2.3	1.2	1.1	1.2	1.2
FINANCE	13.6	12.2	7.4	7.4	7.4	6.7	9.5	8.2	7.9	8.3	6.1	7.3	6.1	5.2	7.2
COMMUNICATIONS	0.0	0.0	3.0	3.5	4.3	5.1	4.8	4.0	3.2	3.2	3.1	4.1	4.1	4.7	4.8
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	0.7%	0.8%	1.8%	2.1%	1.9%	2.3%	2.3%	2.8%	2.9%	2.2%	2.1%	2.2%	1.8%	1.9%	1.8%
PRODUCER MANUFACTURING	6.2	5.0	6.1	6.0	6.6	6.8	6.9	7.2	6.9	8.3	8.5	8.3	8.9	9.3	10.4
ELECTRONIC TECHNOLOGY	12.7	17.4	14.3	13.0	13.4	13.5	13.5	14.6	13.4	12.8	12.8	13.3	11.9	12.0	11.3
CONSUMER DURABLES	4.0	3.1	4.6	5.1	3.5	3.4	3.5	3.4	3.1	2.9	2.9	2.8	3.7	3.7	3.1
ENERGY MINERALS	2.7	1.8	2.3	2.9	2.7	3.6	3.2	3.2	3.8	3.0	3.0	3.0	3.0	3.0	3.5
PROCESS INDUSTRIES	3.3	2.5	2.9	3.0	2.2	1.9	2.0	2.1	2.1	2.8	2.7	2.8	2.4	2.6	2.9
HEALTH TECHNOLOGY	14.1	16.7	15.2	13.9	15.1	15.2	14.9	14.6	13.9	15.6	15.1	14.7	14.9	16.3	17.3
CONSUMER NON-DURABLES	2.5	2.1	2.0	2.2	2.7	2.3	2.4	2.4	2.6	3.1	3.3	3.5	3.1	3.0	2.9
INDUSTRIAL SERVICES	2.9	2.6	3.7	4.2	4.4	5.3	5.1	5.2	5.8	3.9	3.7	3.6	4.3	4.3	4.3
COMMERCIAL SERVICES	5.7	4.7	6.0	5.8	5.8	6.0	5.9	5.9	6.0	6.6	7.0	7.1	6.6	6.1	5.7
TECHNOLOGY SERVICES	9.4	11.8	11.1	11.0	9.3	9.2	9.5	9.1	8.9	9.5	9.4	9.2	9.1	8.8	10.0
HEALTH SERVICES	5.1	5.3	5.6	5.8	5.3	5.2	5.0	4.5	4.5	4.2	4.2	4.3	4.0	4.1	4.2
CONSUMER SERVICES	6.5	5.7	6.2	6.9	6.9	6.3	6.2	6.0	6.1	6.4	6.6	6.8	7.6	7.5	6.9
RETAIL TRADE	5.0	5.4	4.6	5.0	6.0	5.4	5.6	5.5	5.3	5.4	5.1	5.3	5.3	4.5	3.8
TRANSPORTATION	1.3	1.9	2.3	2.2	2.6	2.5	2.8	2.8	3.1	2.6	2.6	2.7	2.5	1.7	1.5
UTILITIES	1.0	0.3	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.4	0.8	0.8
FINANCE	15.6	11.4	10.1	9.8	10.5	10.1	10.2	9.7	10.1	9.5	9.4	9.0	8.9	8.5	8.0
COMMUNICATIONS	1.3	1.5	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.4	1.3	1.7	1.8	1.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

December 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	1,737	1.7
HAYNES INTERNATIONAL INC	354	0.3
		2.0

PRODUCER MANUFACTURING	$000	% EQUITY
KAYDON CORP	1,628	1.6
AMETEK INC	1,589	1.5
ROFIN SINAR TECHNOLOGIES	1,443	1.4
ROPER INDS INC	1,076	1.0
ANIXTER INTL INC	1,062	1.0
TELEDYNE TECHNOLOGIES INC	976	0.9
IDEX CORP	856	0.8
AMPCO-PITTSBURGH CORP	793	0.8
		9.1

ELECTRONIC TECHNOLOGY	$000	% EQUITY
COMMSCOPE INC	2,195	2.1
MICROS SYSTEMS INC	1,698	1.6
MICROSEMI CORP	1,315	1.3
INTERSIL CORP	1,141	1.1
ARRIS GROUP INC	1,097	1.1
SILICON LABORATORIES INC	1,048	1.0
VARIAN SEMICONDUCTOR EQUIP	932	0.9
TRIMBLE NAVIGATION LTD	916	0.9
SONUS NETWORKS INC	658	0.6
VIASAT INC	534	0.5
SILICON MOTION TECH-ADR	474	0.5
RADYNE COMSTREAM INC	392	0.4
COMPELLENT TECHNOLOGIES INC	333	0.3
SYNAPTICS INC	198	0.2
		12.5

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	1,061	1.0
		1.0

ENERGY MINERALS	$000	% EQUITY
ARENA RESOURCES INC	3,508	3.4
SOUTHWESTERN ENERGY CO	2,342	2.3
FRONTIER OIL CORP	2,350	2.3
CANO PETE INC	404	0.4
		8.3

PROCESS INDUSTRIES	$000	% EQUITY
LANDEC CORP	789	0.8
ZOLTEK COS INC	219	0.2
		1.0

HEALTH TECHNOLOGY	$000	% EQUITY
NUVASIVE INC	2,506	2.4
INTUITIVE SURGICAL INC	2,132	2.1
AMYLIN PHARMACEUTICALS INC	2,087	2.0
CELGENE CORP	1,377	1.3
SURMODICS INC	1,313	1.3
PERKINELMER INC	1,291	1.2
LIFECELL CORP	1,220	1.2
GEN-PROBE INC	1,026	1.0
HOLOGIC INC	879	0.9
SPECTRANETICS CORP	533	0.5
EV3 INC	533	0.5
CRYOLIFE INC	463	0.4
THORATEC CORP	433	0.4
ACCURAY INC	377	0.4
CV THERAPEUTICS INC	352	0.3
PALOMAR MED TECHNOLOGIES INC	259	0.3
NORTHSTAR NEUROSCIENCE INC	223	0.2
HANSEN MEDICAL INC	117	0.1
		16.6

CONSUMER NON-DURABLES	$000	% EQUITY
HANSEN NATURAL CORP	1,608	1.6
COACH INC	780	0.8
		2.3

INDUSTRIAL SERVICES	$000	% EQUITY
URS CORP	1,972	1.9
FLOTEK INDUSTRIES INC	1,741	1.7
CORE LABORATORIES N V	1,671	1.6
CHICAGO BRIDGE & IRON CO	1,251	1.2
LUFKIN INDUSTRIES INC	1,220	1.2
MCDERMOTT INTL INC	1,133	1.1
GRANITE CONSTR INC	579	0.6
STERLING CONSTRUCTION CO INC	535	0.5
		9.8

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	841	0.8
GETTY IMAGES INC	461	0.4
		1.3

TECHNOLOGY SERVICES	$000	% EQUITY
ANSYS INC	2,301	2.2
CITRIX SYSTEMS INC	1,813	1.8
INFORMATICA CORP	1,320	1.3
ULTIMATE SOFTWARE GROUP INC	950	0.9
CONCUR TECHNOLOGIES INC	833	0.8
QUEST SOFTWARE INC	715	0.7
SYNTEL INC	601	0.6
VALUECLICK INC	399	0.4
J2 GLOBAL COMMUNICATIONS INC	377	0.4
SAVVIS INC	287	0.3
		9.3

HEALTH SERVICES	$000	% EQUITY
COVANCE INC	1,576	1.5
STERICYCLE INC	1,295	1.3
VCA ANTECH INC	1,247	1.2
PSYCHIATRIC SOLUTIONS INC	991	1.0
RADIATION THERAPY SVCS INC	770	0.7
HEALTHWAYS INC	660	0.6
ALLSCRIPTS HEALTHCARE SOLTNS	548	0.5
PHARMACEUTICAL PROD DEV INC	287	0.3
		7.1

CONSUMER SERVICES	$000	% EQUITY
LIFE TIME FITNESS INC	1,028	1.0
CORINTHIAN COLLEGES INC	436	0.4
DEVRY INC DEL	410	0.4
STRAYER ED INC	409	0.4
CAPELLA EDUCATION CO	46	0.0
		2.3

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	2,267	2.2
JOS A BANK CLOTHIERS INC	933	0.9
		3.1

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	710	0.7
		0.7

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,263	1.2
		1.2

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	2,323	2.2
ASPEN INSURANCE HOLDINGS LTD	1,214	1.2
NATIONAL FINANCIAL PRTNRS CP	1,200	1.2
BOSTON PRIVATE FINL HLDGS	1,127	1.1
TCF FINANCIAL CORP	689	0.7
FCSTONE GROUP INC	433	0.4
COWEN GROUP INC	421	0.4
		7.2

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	2,120	2.1
TIME WARNER TELECOM INC	1,276	1.2
CENTENNIAL COMMUNCTNS CORP	793	0.8
NII HOLDINGS INC	720	0.7
		4.8

Portfolio Market Capitalization Summary

Sit Small Cap Growth

December 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	39,800	10.038	41.310	1.3	17,807
MCDERMOTT INTL INC	19,300	15.135	59.030	1.1	13,391
INTUITIVE SURGICAL INC	1,100	99.184	333.000	3.1	13,143
COACH INC	35,500	5.180	30.580	0.8	11,358
GAMESTOP CORP NEW	31,500	33.913	13.110	3.3	9,998
SOUTHWESTERN ENERGY CO	31,000	19.599	55.730	3.8	9,497
HOLOGIC INC	13,800	59.384	18.140	0.9	8,145
NII HOLDINGS INC	14,900	31.181	48.330	0.7	8,170
CITRIX SYSTEMS INC	47,700	34.555	38.010	1.8	7,311
EQUITABLE RESOURCES INC	33,700	33.415	53.380	1.3	1,483
CHICAGO BRIDGE & IRON CO	30,700	17.479	10.440	1.3	5,353
ROPER INDS INC NEW	17,300	34.000	13.340	1.0	5,545
COVANCE INC	18,300	48.337	81.130	1.5	5,330
STERICYCLE INC	31,800	17.411	59.400	1.3	5,113
AMETEK INC	33,935	37.518	41.840	1.5	5,035
AMYLIN PHARMACEUTICALS INC	51,400	39.474	37.000	3.0	4,988
PHARMACEUTICAL PROD DEVI	7,100	40.141	40.370	0.3	4,800
FRONTIER OIL CORP	57,900	4.511	40.580	3.3	4,378
HANSEN NATURAL CORP	31,300	34.091	44.390	1.1	4,081
VCA ANTECH INC	38,300	33.314	44.330	1.3	3,737
DEVRY INC DEL	7,900	38.355	51.910	0.4	3,701
TRIMBLE NAVIGATION LTD	30,300	11.331	30.340	0.9	3,118
SBA COMMUNICATIONS CORP	13,150	18.318	33.840	3.1	3,571
AFFILIATED MANAGERS GRP INC	19,775	81.543	117.410	3.3	3,513
GEN-PROBE INC	11,300	13.997	13.930	1.0	3,385
ANSYS INC	55,300	35.093	41.410	3.3	3,341
INTERSIL CORP	41,100	33.874	34.480	1.1	3,305
SCIENTIFIC GAMES CORP	31,100	34.333	33.350	1.0	3,088
PERKINELMER INC	49,100	34.344	31.030	1.3	3,084
COMMSCOPE INC	44,100	38.935	49.310	3.1	3,031
TIME WARNER TELECOM INC	13,900	31.193	30.390	1.3	3,913
IDEX CORP	33,700	37.575	31.130	0.8	3,944
CORE LABORATORIES N V	13,400	34.171	134.730	1.1	3,913
URS CORP	31,300	43.997	54.330	1.9	3,905
MICROS SYSTEMS INC	34,300	50.705	70.110	1.1	3,871
VARIAN SEMICONDUCTOR EQUIPMT	35,300	11.553	37.000	0.9	3,799
FACTSET RESEARCH SYSTEMS INC	15,100	41.050	55.700	0.8	3,709
ASPEN INSURANCE HOLDINGS LTD	43,100	31.305	38.840	1.3	3,514
STRAYER ED INC	3,400	188.718	170.580	0.4	3,473
ANIXTER INTL INC	11,900	55.511	13.370	1.0	3,335
ICF FINANCIAL CORP	38,400	18.180	17.930	0.7	3,371
VALUECLICK INC	18,300	35.350	31.900	0.4	3,150
HEALTHWAYS INC	11,300	41.985	58.440	0.1	3,099
SILICON LABORATORIES INC	38,000	38.111	37.430	1.0	3,013
UTI WORLDWIDE INC	31,300	13.093	19.100	0.7	1,947
LIFE TIME FITNESS INC	30,700	37.191	49.180	1.0	1,943
QUEST SOFTWARE INC	38,800	14.513	18.440	0.7	1,884
TELEDYNE TECHNOLOGIES INC	18,300	39.307	53.330	0.9	1,873
PSYCHIATRIC SOLUTIONS INC	30,500	39.888	33.500	1.0	1,781
NATIONAL FINANCIAL PRTNRS CP	31,300	43.977	45.810	1.3	1,718

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GETTY IMAGES INC	15,900	53.398	39.000	0.4	1,737
MICROSEMI CORP	59,400	35.441	33.140	1.3	1,718
SYNTEL INC	15,100	39.038	38.530	0.1	1,591
RTI INTL METALS INC	35,300	10.111	18.930	1.7	1,591
CONCUR TECHNOLOGIES INC	33,000	13.889	31.310	0.8	1,590
INFORMATICA CORP	73,350	8.100	18.030	1.3	1,580
SONUS NETWORKS INC	113,850	7.133	5.830	0.1	1,515
KAYDON CORP	39,850	38.301	54.540	1.1	1,533
GRANITE CONSTR INC	11,000	58.489	31.180	0.1	1,517
ROFIN SINAR TECHNOLOGIES	39,581	15.591	48.110	1.4	1,487
SAVVIS INC	10,300	50.359	37.910	0.3	1,478
LIFECELL CORP	38,300	37.313	43.110	1.3	1,419
ZOLTEK COS INC	5,100	39.311	43.870	0.3	1,450
ARENA RESOURCES INC	84,100	19.114	41.710	3.4	1,434
NUVASIVE INC	13,400	11.910	39.530	3.4	1,388
ARRIS GROUP INC	109,900	11.975	9.980	1.1	1,350
EW INC	41,900	11.373	13.710	0.5	1,331
CORINTHIAN COLLEGES INC	38,300	11.131	15.400	0.4	1,301
FCSTONE GROUP INC	9,400	34.934	41.030	0.4	1,313
CAPELLA EDUCATION COMPANY	700	13.751	15.410	0.0	1,138
ALLSCRIPTS HEALTHCARE SOLTNS	38,300	33.501	19.430	0.5	1,103
SYNAPTICS INC	4,800	53.841	41.110	0.3	1,079
J2 GLOBAL COMMUNICATIONS INC	17,800	34.910	31.170	0.4	1,044
VIASAT INC	15,300	33.595	34.430	0.5	1,044
BOSTON PRIVATE FINL HLDGS	41,100	38.910	37.080	1.1	1,014
CENTENNIAL COMMUNCTNS COR	85,400	10.307	9.390	0.8	998
SURMODICS INC	34,191	37.419	54.370	1.3	993
THORATEC CORP	33,800	19.340	18.190	0.4	980
LUFKIN INDUSTRIES INC	31,300	10.914	57.390	1.3	843
ACCURAY INC	34,733	30.947	15.330	0.4	801
HAYNES INTERNATIONAL INC	5,100	70.531	19.500	0.3	801
ULTIMATE SOFTWARE GROUP INC	30,300	33.015	31.470	0.9	777
RADIATION THERAPY SVCS IN	34,900	30.133	30.910	0.7	733
FLOTEK INDUSTRIES INC	48,300	11.904	31.040	1.7	113
HANSEN MEDICAL INC	3,900	30.018	39.940	0.1	153
SILICON MOTION TECH-ADR	31,150	33.193	17.780	0.5	580
CV THERAPEUTICS INC	38,900	33.305	9.050	0.3	540
JOS A BANK CLOTHIERS INC	33,800	39.118	38.450	0.9	517
SPECTRANETICS CORP	34,800	15.311	15.330	0.5	481
AMPCO-PITTSBURGH CORP	30,800	40.835	38.130	0.8	388
COMPELLENT TECHNOLOGIES I	37,700	11.538	13.030	0.3	318
LANDEC CORP	58,900	13.513	13.400	0.8	349
PALOMAR MED TECHNOLOGIES INC	11,900	41.349	15.330	0.3	380
STERLING CONSTRUCTION CO INC	34,300	30.971	31.830	0.5	378
CANO PETE INC	58,100	1.971	1.890	0.4	355
NORTHSTAR NEUROSCIENCE IN	34,000	9.999	9.300	0.3	341
CRYOLIFE INC	57,010	5.051	7.950	0.4	319
RADYNE COMSTREAM INC	43,100	13.590	9.300	0.4	173
COWEN GROUP INC	44,300	13.815	9.510	0.4	145

WEIGHTED AVERAGE:	3,587
UNWEIGHTED AVERAGE:	3,851
MEDIAN:	1,718

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Top 25 Holdings
Sit Small Cap Growth
December 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
ARENA RESOURCES INC	ENERGY MINERALS	$3,508	3.4%	N/A	26x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	2,842	2.8%	22.7%	33x
NUVASIVE INC	HEALTH TECHNOLOGY	2,506	2.4%	31.8%	593x
FRONTIER OIL CORP	ENERGY MINERALS	2,350	2.3%	26.1%	11x
AFFILIATED MANAGERS GRP INC	FINANCE	2,323	2.2%	13.6%	15x
ANSYS INC	TECHNOLOGY SERVICES	2,301	2.2%	18.5%	30x
GAMESTOP CORP	RETAIL TRADE	2,267	2.2%	20.1%	29x
COMMSCOPE INC	ELECTRONIC TECHNOLOGY	2,195	2.1%	15.7%	16x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	2,132	2.1%	36.6%	68x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	2,120	2.1%	13.0%	N/A
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	2,087	2.0%	N/A	N/A
URS CORP	INDUSTRIAL SERVICES	1,972	1.9%	14.5%	19x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	1,813	1.8%	15.9%	23x
FLOTEK INDUSTRIES INC	INDUSTRIAL SERVICES	1,741	1.7%	N/A	20x
RTI INTL METALS INC	NON ENERGY MINERALS	1,737	1.7%	19.0%	15x
MICROS SYSTEMS INC	ELECTRONIC TECHNOLOGY	1,698	1.6%	18.9%	24x
CORE LABORATORIES N V	INDUSTRIAL SERVICES	1,671	1.6%	N/A	20x
KAYDON CORP	PRODUCER MANUFACTURING	1,628	1.6%	14.2%	20x
HANSEN NATURAL CORP	CONSUMER NON-DURABLES	1,608	1.6%	26.2%	21x
AMETEK INC	PRODUCER MANUFACTURING	1,589	1.5%	14.9%	19x
COVANCE INC	HEALTH SERVICES	1,576	1.5%	18.9%	27x
ROFIN SINAR TECHNOLOGIES	PRODUCER MANUFACTURING	1,443	1.4%	18.3%	22x
CELGENE CORP	HEALTH TECHNOLOGY	1,377	1.3%	37.6%	29x
INFORMATICA CORP	TECHNOLOGY SERVICES	1,320	1.3%	16.3%	24x
MICROSEMI CORP	ELECTRONIC TECHNOLOGY	1,315	1.3%	21.9%	16x
	TOTAL		47.6		

Number of Equity Holdings = 99

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Sit Small Cap Growth Fund

Performance Attribution

SCG103 vs. Russell 2000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
12/29/2006 to 12/31/2007
U.S. Dollar

Sector	Sit Small Cap Growth Fund Average Weight	Sit Small Cap Growth Fund Total Return	Russell 2000 Growth Average Weight	Russell 2000 Growth Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Industrial Services	9.10	55.12	3.83	16.37	2.83	0.44	3.27
Energy Minerals	7.27	58.22	3.03	15.74	2.52	0.28	2.81
Health Technology	17.11	27.06	15.46	16.12	1.70	0.13	1.82
Finance	6.34	5.74	8.83	-10.31	1.16	0.48	1.64
Retail Trade	3.44	5.28	4.81	-21.71	1.23	0.30	1.53
Technology Services	9.65	37.45	9.66	22.50	1.24	0.06	1.29
Health Services	6.76	21.00	4.13	4.04	0.97	-0.07	0.90
Commercial Services	1.79	12.14	6.08	-4.36	0.27	0.53	0.80
Producer Manufacturing	9.48	30.16	9.38	22.60	0.62	0.01	0.63
Consumer Services	1.26	17.12	7.11	-0.69	0.19	0.42	0.62
Process Industries	1.65	37.41	2.52	24.56	0.28	-0.10	0.18
Utilities	1.20	29.86	0.58	32.33	0.06	0.07	0.13
Electronic Technology	13.24	2.81	12.49	3.49	0.19	-0.08	0.11
Consumer Non-Durables	3.08	-6.89	3.17	2.68	0.02	0.02	0.04
Communications	4.17	5.58	1.54	0.92	0.19	-0.16	0.03
Transportation	1.08	-34.28	2.25	-17.41	-0.33	0.32	-0.01
Consumer Durables	1.35	-4.22	3.06	6.37	-0.12	0.06	-0.06
Non-Energy Minerals	2.03	-6.16	2.00	21.16	-0.57	-0.09	-0.65
Total	**100.00**	**22.11**	**100.00**	**7.03**	**12.47**	**2.62**	**15.09**

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

VII. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

The following market environment information is a combination of outside research sources and the collective opinions of SIA analysts. This information is presented only as of the date indicated and is subject to change without notice with subsequent market events or other reasons.

- Dividend yield (gross) approximately 100 bps higher than S&P 500
- Forecasted beta of 0. 85 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 50% of holdings in SIA growth portfolios
- 96% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts
- ADR's account for 11.0% of the portfolio
- Equal proportion of dividend growth companies and higher yielding securities

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

December 31, 2007

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
MMM	3M CO	0.8%	2.3%	31%	11%
ABT	ABBOTT LABORATORIES	1.5%	2.3%	33%	12%
AB	ALLIANCEBERNSTEIN HOLDING LP	1.5%	6.2%	95%	14%
AHL	ASPEN INSURANCE HOLDINGS LTD	1.0%	2.6%	12%	5%
T	AT&T INC	2.7%	3.5%	74%	9%
ATN	ATLAS ENERGY RESOURCES LLC	0.8%	7.2%	60%	9%
ADP	AUTOMATIC DATA PROCESSING	0.7%	2.7%	53%	14%
CTR	CATO CORP -CL A	0.4%	4.5%	43%	10%
CQP	CHENIERE ENERGY PARTNERS LP	0.6%	10.2%	100%	5%
CVX	CHEVRON CORP	2.2%	2.5%	27%	8%
C	CITIGROUP INC	1.3%	7.5%	57%	8%
CMP	COMPASS MINERALS INTL INC	0.8%	3.2%	75%	5%
DEO	DIAGEO PLC	1.3%	3.1%	65%	11%
EMR	EMERSON ELECTRIC CO	1.8%	2.1%	40%	13%
ENEXY	ENEL SPA	0.8%	4.1%	95%	8%
EXC	EXELON CORP	1.2%	2.5%	43%	9%
GE	GENERAL ELECTRIC CO	3.4%	3.4%	53%	11%
GIS	GENERAL MILLS INC	1.2%	2.8%	44%	9%
GSK	GLAXOSMITHKLINE PLC	0.7%	4.1%	52%	5%
IPCR	IPC HOLDINGS LTD	0.5%	2.8%	16%	10%
JNJ	JOHNSON & JOHNSON	1.5%	2.5%	45%	10%
JPM	JPMORGAN CHASE & CO	1.2%	3.6%	30%	10%
KYN	KAYNE ANDERSON MLP INVST CO	1.5%	6.6%	100%	7%
KMB	KIMBERLY-CLARK CORP	1.3%	3.1%	52%	7%
LLY	LILLY (ELI) & CO	1.1%	3.5%	83%	8%
LNC	LINCOLN NATIONAL CORP	1.5%	3.0%	29%	10%
MIC	MACQUARIE INFRASTRUCT CO LLC	0.8%	6.4%	100%	10%
MCD	MCDONALD'S CORP	0.7%	2.6%	99%	9%
MRK	MERCK & CO	1.2%	2.7%	61%	11%
OKE	ONEOK INC	1.0%	3.2%	59%	9%
PSO	PEARSON PLC	0.8%	4.2%	54%	10%
QMAR	QUINTANA MARITIME LTD	0.4%	4.7%	97%	7%
SFL	SHIP FINANCE INTL LTD	0.5%	7.5%	92%	7%
PCU	SOUTHERN COPPER CORP	0.5%	7.4%	78%	10%
TCK	TECK COMINCO LTD -CL B	0.5%	2.8%	20%	5%
TOT	TOTAL	2.0%	2.8%	37%	6%
TNP	TSAKOS ENERGY NAVIGATION LTD	0.6%	4.1%	29%	10%
USB	U S BANCORP	1.2%	5.6%	62%	8%
UAPH	UAP HOLDING CORP	0.8%	2.3%	44%	10%
UBS	UBS AG	1.1%	4.0%	38%	14%
UPS	UNITED PARCEL SERVICE INC	0.5%	2.4%	43%	12%
VFC	VF CORP	0.7%	3.5%	42%	10%
VOD	VODAFONE GROUP PLC	0.8%	3.5%	65%	10%
WFC	WELLS FARGO & CO	1.7%	4.3%	44%	10%
	Total	50%			
	Median		3.4%	52%	10%

Growth Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABB	ABB LTD	0.8%	0.6%	18%	21%
ACN	ACCENTURE LTD	1.0%	1.2%	19%	14%
ACE	ACE LTD	1.5%	1.7%	13%	13%
APD	AIR PRODUCTS & CHEMICALS INC	1.0%	1.6%	32%	13%
ADI	ANALOG DEVICES	0.7%	2.4%	46%	15%
BK	BANK OF NEW YORK MELLON CORP	1.4%	2.0%	39%	12%
BCR	BARD (C.R.) INC	0.5%	0.7%	19%	14%
BDX	BECTON DICKINSON & CO	1.8%	1.3%	29%	13%
BBY	BEST BUY CO INC	0.6%	1.1%	11%	15%
BNI	BURLINGTON NORTHERN SANTA FE	0.7%	1.6%	22%	14%
CHRW	C H ROBINSON WORLDWIDE INC	0.7%	1.7%	42%	16%
CL	COLGATE-PALMOLIVE CO	1.3%	1.8%	42%	11%
COST	COSTCO WHOLESALE CORP	0.6%	0.9%	23%	13%
DE	DEERE & CO	1.4%	1.1%	23%	9%
DO	DIAMOND OFFSHRE DRILLING INC	1.1%	0.4%	86%	20%
EQT	EQUITABLE RESOURCES INC	1.2%	1.6%	40%	11%
BEN	FRANKLIN RESOURCES INC	0.8%	0.7%	9%	12%
GD	GENERAL DYNAMICS CORP	1.8%	1.3%	23%	11%
HAL	HALLIBURTON CO	1.0%	0.9%	13%	12%
HPQ	HEWLETT-PACKARD CO	1.2%	0.6%	12%	14%
HON	HONEYWELL INTERNATIONAL INC	0.8%	1.7%	33%	11%
IBM	INTL BUSINESS MACHINES CORP	1.3%	1.5%	22%	11%
ITT	ITT CORP	0.8%	0.9%	16%	13%
LMT	LOCKHEED MARTIN CORP	1.3%	1.6%	21%	12%
LUFK	LUFKIN INDUSTRIES INC	0.9%	1.6%	17%	10%
MRO	MARATHON OIL CORP	2.4%	1.6%	14%	12%
MCK	MCKESSON CORP	1.1%	0.4%	7%	15%
MDT	MEDTRONIC INC	1.0%	1.0%	19%	13%
MSFT	MICROSOFT CORP	2.6%	1.2%	26%	12%
NOK	NOKIA (AB) OY	0.8%	1.1%	24%	12%
NTRS	NORTHERN TRUST CORP	0.9%	1.5%	29%	12%
NVS	NOVARTIS AG	1.3%	1.7%	20%	13%
OXY	OCCIDENTAL PETROLEUM CORP	2.2%	1.2%	17%	12%
OMI	OWENS & MINOR INC	0.8%	1.6%	43%	13%
PEP	PEPSICO INC	1.7%	2.0%	38%	11%
PKI	PERKINELMER INC	0.8%	1.1%	28%	15%
PG	PROCTER & GAMBLE CO	2.1%	1.9%	41%	13%
QCOM	QUALCOMM INC	0.8%	1.5%	27%	21%
QSII	QUALITY SYSTEMS INC	0.3%	3.3%	137%	25%
SYNT	SYNTEL INC	0.5%	0.7%	16%	15%
TJX	TJX COMPANIES INC	0.6%	1.3%	21%	12%
UTX	UNITED TECHNOLOGIES CORP	1.8%	1.7%	28%	12%
XLNX	XILINX INC	0.4%	2.3%	41%	16%
XTO	XTO ENERGY INC	0.7%	0.9%	11%	12%
	Total	50%			
	Median		1.4%	23%	13%

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0	1.3	1.5	1.3	0.5
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7	12.3	13.5	13.6	14.6
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6	4.6	4.2	4.9	5.2
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9	8.9	9.2	9.3	10.2
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0	4.8	4.1	3.9	2.6
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9	11.8	12.0	11.5	12.3
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1	8.9	9.2	9.5	9.7
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7	3.6	3.2	3.6	3.5
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9	2.7	2.5	1.5	0.0
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7	4.5	4.5	4.1	4.7
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0	1.8	1.8	1.8	2.1
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	1.5
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5	3.3	3.2	2.8	2.2
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7	2.8	2.9	2.6	3.4
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1	3.9	3.8	4.8	4.8
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8	22.9	22.4	21.0	19.2
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7	2.0	2.0	3.1	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2	1.3	1.2	1.2	1.3
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3	9.3	9.3
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4	10.2	10.0
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5	1.3	1.2
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3	8.9	9.9
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.3	2.4
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4	9.4	9.5
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1	7.5	8.0
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6	2.7	2.8
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2	1.1	1.0
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4	5.5	6.1
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2	2.2	2.5
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7	4.6	4.3
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5	5.2	4.8
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7	1.7	1.8
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4	3.8	4.0
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2	19.5	17.4
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7	3.7	3.6
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of December 31, 2007

SIA Domestic Growth Equity Weighting Strategies Vs. Benchmarks
Data as of December 31, 2007

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Mineral	0.5	1.3	0	1.2	0	1.7	-
Producer Manufacturing	14.6	9.3	++	9.0	++	9.1	++
Electronic Technology	**5.2**	**10.0**	--	**16.5**	--	**2.2**	++
Consumer Durables	0.0	1.2	-	1.0	-	1.6	-
Energy Minerals	10.2	9.9	0	3.5	++	15.7	--
Process Industries	2.6	2.4	0	2.4	0	3.2	0
Health Technology	**12.3**	**9.5**	+	**11.7**	**0**	**6.5**	++
Consumer Non-Durables	9.7	8.0	+	8.1	+	6.8	+
Industrial Services	3.5	2.8	0	5.7	-	0.5	+
Commercial Services	0.0	1.0	-	1.8	-	0.7	0
Technology Services	**4.7**	**6.1**	-	**10.8**	--	**0.8**	++
Health Services	2.1	2.5	0	4.3	-	0.7	+
Consumer Services	1.5	4.3	-	4.9	--	4.5	-
Retail Trade	2.2	4.8	-	7.1	--	2.3	0
Transportation	3.4	1.8	+	2.4	+	0.9	+
Utilities	4.8	4.0	0	1.7	++	7.1	-
Finance	**19.2**	**17.4**	+	**7.2**	++	**28.9**	--
Communications	3.5	3.6	0	0.7	+	6.6	--
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**71%**		**58%**		**54%**	

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Industry Sector Portfolio Evaluation

Sit Dividend Growth

December 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
SOUTHERN COPPER CORP	231	0.5
		0.5

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,494	3.4
GENERAL DYNAMICS CORP	793	1.8
EMERSON ELECTRIC CO	788	1.8
UNITED TECHNOLOGIES CORP	781	1.8
DEERE & CO	633	1.4
LOCKHEED MARTIN CORP	558	1.3
ITT CORPORATION	370	0.8
ABB LTD - ADR	357	0.8
3M CO	341	0.8
HONEYWELL INTERNATIONAL INC	339	0.8
		14.1

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	595	1.3
HEWLETT-PACKARD CO	535	1.2
NOKIA CORP ADR	349	0.8
QUALCOMM INC	334	0.8
ANALOG DEVICES	337	0.7
XILINX INC	173	0.4
		5.2

ENERGY MINERALS	$000	% EQUITY
MARATHON OIL CORP	1,071	2.4
CHEVRON CORP	980	2.2
OCCIDENTAL PETROLEUM CORP	913	2.2
TOTAL SA ADR	871	2.0
ATLAS ENERGY RESOURCES LLC	343	0.8
XTO ENERGY INC	303	0.7
		10.2

PROCESS INDUSTRIES	$000	% EQUITY
AIR PRODUCTS & CHEMICALS INC	434	1.0
UAP HLDG CORP	355	0.8
COMPASS MINERALS INTL INC	340	0.8
		2.1

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	847	1.9
BECTON DICKINSON & CO	811	1.8
ABBOTT LABORATORIES	679	1.5
NOVARTIS AG ADR	554	1.3
MERCK & CO INC	535	1.2
LILLY ELI & CO	489	1.1
MEDTRONIC INC	433	1.0
BARD C R INC	408	0.9
PERKINELMER INC	363	0.8
GLAXOSMITHKLINE ADR	317	0.7
		13.1

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	940	2.1
PEPSICO INC	774	1.7
COLGATE-PALMOLIVE CO	589	1.3
KIMBERLY CLARK CORP	563	1.3
DIAGEO PLC ADR	558	1.3
GENERAL MILLS INC	551	1.2
VF CORP	330	0.7
		9.7

INDUSTRIAL SERVICES	$000	% EQUITY
DIAMOND OFFSHORE DRILLING	497	1.1
HALLIBURTON CO	431	1.0
LUFKIN INDUSTRIES INC	390	0.9
TECK COMINCO LTD	239	0.5
		3.5

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	1,131	2.1
ACCENTURE LTD BERMUDA	443	1.0
AUTOMATIC DATA PROCESSING	307	0.7
SYNTEL INC	213	0.5
		4.7

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	473	1.1
OWENS & MINOR INC	348	0.8
QUALITY SYS INC	111	0.3
		2.1

CONSUMER SERVICES	$000	% EQUITY
PEARSON PLC ADR	353	0.8
MCDONALDS CORP	330	0.7
		1.5

RETAIL TRADE	$000	% EQUITY
BEST BUY CO INC	374	0.1
TJX COS INC	317	0.1
COSTCO WHOLESALE CORP	258	0.1
CATO CORP	174	0.4
		2.2

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	325	0.7
C H ROBINSON WORLDWIDE INC	314	0.7
TSAKOS ENERGY NAVIGATION LTD	251	0.1
UNITED PARCEL SERVICE INC	237	0.5
SHIP FINANCE INTL LTD	205	0.5
QUINTANA MARITIME LTD	183	0.4
		3.4

UTILITIES	$000	% EQUITY
EXELON CORP	539	1.2
EQUITABLE RESOURCES INC	522	1.2
ONEOK INC	452	1.0
ENEL SOCIETA PER AZIONI ADR	337	0.8
CHENIERE ENERGY PARTNERS	278	0.1
		4.8

FINANCE	$000	% EQUITY
ACE LTD	853	1.9
KAYNE ANDERSON MLP	852	1.9
ALLIANCEBERNSTEIN HOLDING LP	828	1.9
WELLS FARGO & CO	714	1.7
LINCOLN NATIONAL CORP	681	1.5
BANK OF NEW YORK MELLON CORP	610	1.4
CITIGROUP INC	518	1.3
JPMORGAN CHASE & CO	535	1.2
U S BANCORP	533	1.2
UBS AG	419	1.1
ASPEN INSURANCE HOLDINGS LTD	459	1.0
NORTHERN TRUST CORP	391	0.9
MACQUARIE INFRASTRUCTURE	365	0.8
FRANKLIN RESOURCES INC	355	0.8
IPC HOLDINGS LTD	234	0.5
		19.2

COMMUNICATIONS	$000	% EQUITY
AT&T INC	1,184	2.7
VODAFONE GROUP ADR	363	0.8
		3.5

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Portfolio Market Capitalization Summary

Sit Dividend Growth

December 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	40,300	34.571	37.070	3.4	374,637
MICROSOFT CORP	31,900	29.060	35.600	2.6	333,054
AT&T INC	28,500	33.412	41.560	2.7	252,051
PROCTER & GAMBLE CO	12,800	57.623	73.420	2.1	228,016
VODAFONE GROUP ADR	9,700	32.841	37.320	0.8	198,225
TOTAL S A ADR	10,600	65.657	82.600	2.0	197,642
CHEVRON CORP NEW	10,500	77.478	93.330	2.2	197,061
JOHNSON & JOHNSON	12,700	63.591	66.700	1.9	190,879
NOKIA CORP ADR	9,100	17.365	38.390	0.8	151,216
INTL BUSINESS MACHINES CORP	5,500	102.859	108.100	1.3	148,957
NOVARTIS A G ADR	10,200	56.544	54.310	1.3	148,210
CITIGROUP INC	19,300	49.478	29.440	1.3	146,645
JPMORGAN CHASE & CO	12,250	45.094	43.650	1.2	146,622
GLAXOSMITHKLINE ADR	6,300	52.879	50.390	0.7	138,770
HEWLETT-PACKARD CO	10,600	31.490	50.480	1.2	129,929
MERCK & CO INC	9,200	51.891	58.110	1.2	126,480
PEPSICO INC	10,200	59.851	75.900	1.7	122,176
WELLS FARGO & CO	25,300	32.962	30.190	1.7	101,269
UBS AG	10,200	54.080	46.000	1.1	95,383
ABBOTT LABORATORIES	12,100	48.963	56.150	1.5	86,767
UNITED TECHNOLOGIES CORP	10,200	59.853	76.540	1.8	75,660
ENEL SOCIETA PER AZIONI ADR	5,700	53.748	59.050	0.8	73,036
MCDONALDS CORP	5,600	56.815	58.910	0.7	69,676
ABB LTD - ADR	12,400	19.129	28.800	0.8	66,525
QUALCOMM INC	8,500	39.785	39.350	0.8	64,396
OCCIDENTAL PETROLEUM CORP	12,500	43.720	76.990	2.2	63,794
LILLY ELI & CO	9,150	55.530	53.390	1.1	60,561
3M CO	4,100	83.256	84.320	0.8	60,139
MEDTRONIC INC	8,600	49.449	50.270	1.0	56,838
DIAGEO PLC ADR	6,500	63.715	85.830	1.3	55,664
BANK OF NEW YORK MELLON CORP	12,500	39.906	48.760	1.4	55,522
US BANCORP	16,800	33.045	31.740	1.2	54,804
EXELON CORP	6,600	56.712	81.640	1.2	53,880
UNITED PARCEL SERVICE INC	3,350	73.131	70.720	0.5	48,688
HONEYWELL INTERNATIONAL INC	5,500	43.095	61.570	0.8	45,979
EMERSON ELECTRIC CO	13,900	41.340	56.660	1.8	44,698
LOCKHEED MARTIN CORP	5,300	106.763	105.260	1.3	43,488
MARATHON OIL CORP	17,600	33.294	60.860	2.4	43,228
DEERE & CO	6,800	48.961	93.120	1.4	40,792
COLGATE-PALMOLIVE CO	7,300	60.580	77.960	1.3	39,741
GENERAL DYNAMICS CORP	8,900	70.404	88.990	1.8	35,807
HALLIBURTON CO	11,500	31.561	37.910	1.0	33,405
SOUTHERN COPPER CORP	2,100	25.683	105.130	0.5	30,957
COSTCO WHOLESALE CORP	3,700	47.922	69.760	0.6	30,329
KIMBERLY CLARK CORP	8,100	64.299	69.340	1.3	29,339
BURLINGTON NORTHERN SANTA FE	3,900	69.138	83.230	0.7	29,183
FRANKLIN RESOURCES INC	3,100	107.570	114.430	0.8	27,550
XTO ENERGY INC	5,875	43.155	51.360	0.7	24,835
AUTOMATIC DATA PROCESSING	6,900	43.461	44.530	0.7	23,431
ACCENTURE LTD BERMUDA	12,300	30.951	36.030	1.0	23,068
BEST BUY CO INC	5,200	48.170	52.650	0.6	21,996
AIR PRODUCTS & CHEMICALS INC	4,400	60.694	98.630	1.0	21,168
BECTON DICKINSON & CO	9,700	65.964	83.580	1.8	20,404
ACE LTD	13,800	54.207	61.780	1.9	20,362
DIAMOND OFFSHORE DRILLING	3,500	81.043	142.000	1.1	19,712
GENERAL MILLS INC	9,700	53.254	57.000	1.2	19,196
MCKESSON CORP	7,200	53.313	65.510	1.1	18,958
NORTHERN TRUST CORP	5,100	61.217	76.580	0.9	16,843
LINCOLN NATIONAL CORP	11,700	62.643	58.220	1.5	15,674
TECK COMINCO LTD	6,700	44.233	35.710	0.5	15,471
TJX COS INC NEW	9,300	27.932	28.730	0.6	12,556
ITT CORPORATION	5,600	55.612	66.040	0.8	11,974
PEARSON PLC ADR	24,300	16.022	14.490	0.8	11,708
BARD C R INC	4,300	75.725	94.800	0.9	9,660
ANALOG DEVICES	10,300	33.711	31.700	0.7	9,616
C H ROBINSON WORLDWIDE INC	5,800	50.376	54.120	0.7	9,184
VF CORP	4,800	68.076	68.660	0.7	7,556
ALLIANCEBERNSTEIN HOLDING LP	11,000	68.004	75.250	1.9	6,518
EQUITABLE RESOURCES INC	9,800	33.697	53.280	1.2	6,482
XILINX INC	7,900	22.189	21.870	0.4	6,473
ONEOK INC	10,100	49.069	44.770	1.0	4,644
PERKINELMER INC	13,900	20.918	26.020	0.8	3,084
ASPEN INSURANCE HOLDINGS LTD	15,900	23.726	28.840	1.0	2,514
UAP HLDG CORP	9,200	25.843	38.600	0.8	2,025
SHIP FINANCE INTL LTD	7,400	20.210	27.710	0.5	2,016
MACQUARIE INFRASTRUCTURE	9,000	32.666	40.530	0.8	1,821
IPC HOLDINGS LTD	8,100	27.593	28.870	0.5	1,746
OWENS & MINOR INC	8,200	31.083	42.430	0.8	1,733
SYNTEL INC	5,522	23.629	38.520	0.5	1,596
TSAKOS ENERGY NAVIGATION LTD	6,900	19.531	37.030	0.6	1,411
ATLAS ENERGY RESOURCES LL	11,000	32.460	31.090	0.8	1,368
COMPASS MINERALS INTL INC	8,300	27.092	41.000	0.8	1,325
QUINTANA MARITIME LTD	7,900	23.858	22.980	0.4	1,324
KAYNE ANDERSON MLP INVSM	29,050	28.214	29.340	1.9	1,262
LUFKIN INDUSTRIES INC	6,800	54.183	57.290	0.9	843
QUALITY SYS INC	3,800	30.120	30.490	0.3	834
CATO CORP NEW	11,100	21.489	15.660	0.4	462
CHENIERE ENERGY PARTNERS	17,300	18.376	16.060	0.6	424

WEIGHTED AVERAGE:	84,584
UNWEIGHTED AVERAGE:	59,443
MEDIAN:	29,834

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

December 31, 2007 (Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	15.9x	4.4%	2.3%	15.1%	13.1%	37%
S&P 500 Index	15.6x	4.2%	1.4%	10.3%	9.5%	21%
Russell 1000 Value Index	14.8x	4.0%	1.6%	12.0%	7.8%	25%
Russell 1000 Growth Index	16.8x	4.0%	0.6%	8.3%	11.4%	11%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	06-07 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	12.8	14%	12%	18.0%	8.6%	10.2%
S&P 500 Index	18.8	11%	12%	12.9%	7.1%	23.8%
Russell 1000 Value Index	23.6	8%	11%	9.3%	5.2%	30.4%
Russell 1000 Growth Index	20.4	15%	14%	13.2%	7.2%	17.6%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings

Sit Dividend Growth Fund

December 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$1,494	3.4%	11.2%	15x
AT&T INC	COMMUNICATIONS	1,184	2.7%	9.0%	13x
MICROSOFT CORP	TECHNOLOGY SERVICES	1,136	2.6%	12.5%	19x
MARATHON OIL CORP	ENERGY MINERALS	1,071	2.4%	11.9%	9x
CHEVRON CORP NEW	ENERGY MINERALS	980	2.2%	7.9%	10x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	962	2.2%	11.7%	13x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	940	2.1%	12.9%	20x
TOTAL S A ADR	ENERGY MINERALS	876	2.0%	5.5%	10x
ACE LTD	FINANCE	853	1.9%	13.0%	8x
KAYNE ANDERSON MLP INVSM	FINANCE	852	1.9%	N/A	N/A
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	847	1.9%	9.6%	15x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	828	1.9%	14.0%	14x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	811	1.8%	13.0%	19x
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	792	1.8%	11.0%	16x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	788	1.8%	12.3%	N/A
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	781	1.8%	12.3%	16x
PEPSICO INC	CONSUMER NON-DURABLES	774	1.7%	10.9%	20x
WELLS FARGO & CO	FINANCE	764	1.7%	10.2%	11x
LINCOLN NATIONAL CORP	FINANCE	681	1.5%	10.4%	10x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	679	1.5%	12.2%	17x
DEERE & CO	PRODUCER MANUFACTURING	633	1.4%	9.0%	18x
BANK OF NEW YORK MELLON CORP	FINANCE	610	1.4%	10.9%	16x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	595	1.3%	10.8%	14x
COLGATE PALMOLIVE CO	CONSUMER NON-DURABLES	569	1.3%	10.8%	21x
CITIGROUP INC	FINANCE	568	1.3%	8.1%	8x
	TOTAL		47.5		

Number of Equity Holdings = 88

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

Performance Attribution

DGF225 vs. S&P 500 - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
12/29/2006 to 12/31/2007
U.S. Dollar

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	21.84	-5.06	20.33	-18.45	3.25	-0.35	2.89
Producer Manufacturing	13.29	27.13	8.88	15.47	1.40	0.45	1.85
Process Industries	4.12	54.42	2.26	21.29	1.00	0.23	1.23
Consumer Services	0.48	-4.96	4.78	-9.47	0.11	0.69	0.80
Transportation	2.81	23.38	1.75	3.28	0.54	0.01	0.55
Health Technology	11.87	8.81	9.59	4.32	0.55	-0.01	0.53
Consumer Durables	0.00	0.00	1.43	-19.30	0.00	0.40	0.40
Non-Energy Minerals	1.42	32.96	1.21	24.85	0.27	0.03	0.30
Communications	2.42	23.46	3.59	11.26	0.36	-0.07	0.29
Retail Trade	3.04	-6.57	5.38	-6.68	-0.06	0.34	0.28
Industrial Services	3.02	40.67	2.42	43.29	-0.05	0.23	0.17
Energy Minerals	9.12	31.53	8.35	32.75	-0.09	0.22	0.13
Health Services	1.88	27.00	2.36	19.30	0.14	-0.03	0.11
Consumer Non-Durables	9.26	12.95	7.46	14.46	-0.15	0.21	0.06
Technology Services	4.45	19.89	5.54	19.36	0.09	-0.16	-0.07
Utilities	4.46	13.59	3.92	19.00	-0.24	0.16	-0.08
Commercial Services	1.98	-28.05	1.17	-16.22	-0.24	-0.11	-0.35
Electronic Technology	4.55	18.19	9.57	15.94	0.15	-0.50	-0.35
Total	**100.00**	**14.32**	**100.00**	**5.58**	**7.02**	**1.72**	**8.74**

Source: FactSet Research Systems Note: Returns Are Estimated

VIII. International Growth Fund

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

International Equity Investment Philosophy

Sit International Investment Associates' investment philosophy for international equity portfolios targets growth-oriented investment opportunities outside the United States. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns;
- We emphasize investments in the world's premier growth companies or in companies that have regional or country dominance;
- We are opportunistic investors; we invest in high and consistent growth companies as well as conservative and cyclical growth companies; and
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Investment Associates
Organization

History

- International division established in 1989 as a joint venture between Sit Investment Associates (SIA), Andrew Kim and associate, and the Fremont Group (formerly Bechtel Investments).
- International, growth-oriented investment management.

Assets Under Management

- As of December 31, 2007

  International Investment Accounts by Style (millions of USD):

EAFE+	$109
Global*	176
Pacific Basin	20
Developing Markets	28

- Additionally, Sit Investment Associates currently manages over $7.8 billion in domestic financial assets.

*Global total assets include $90 million in domestic equity securities and exclude fixed income.

Sit International Growth Fund
Country Allocation

Asia Pacific

	Portfolio Weights 12/31/2007 ACTUAL[1]	3/31/2008 TARGET	MSCI EAFE[2]
Australia	8.6 %	8.5 %	7.7 %
Hong Kong	3.3	3.0	3.9
Japan	15.0	16.0	19.9
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.1
China	3.7 %	3.5 %	0.0 %
India	2.2	2.0	0.0
South Korea	0.5	0.5	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	33.4 %	33.5 %	32.8 %
Asia ex Japan	18.3 %	17.5 %	12.8 %

Europe

	Portfolio Weights 12/31/2007 ACTUAL[1]	3/31/2008 TARGET	MSCI EAFE[2]
Austria	0.5 %	0.5 %	0.6 %
Belgium	0.0	0.0	1.2
Finland	1.6	1.5	1.9
France	10.2	10.0	10.7
Germany	7.6	7.5	9.4
Greece	0.0	0.0	0.8
Ireland	0.9	1.0	0.6
Italy	2.6	1.5	4.0
Netherlands	2.7	3.0	3.9
Portugal	0.0	0.0	0.4
Spain	2.3	2.5	4.4
Czech Republic	1.6 %	1.5 %	0.0 %
Denmark	3.9	4.0	0.9
Norway	1.8	2.0	1.0
Sweden	0.8	1.0	2.3
Switzerland	11.3	11.0	6.7
Great Britain	9.6	10.0	18.4
TOTAL	57.2 %	57.0 %	67.2 %
Euroland	28.2 %	27.5 %	37.9 %

Others

	Portfolio Weights 12/31/2007 ACTUAL[1]	3/31/2008 TARGET	MSCI EAFE[2]
Argentina	1.1 %	1.0 %	0.0 %
Brazil	0.0	0.0	0.0
Mexico	2.4	1.5	0.0
Israel	1.0	1.0	0.0
Canada	3.1	3.0	0.0
United States	0.8	0.0	0.0
TOTAL	8.4 %	6.5 %	0.0 %

Cash and Total

	Portfolio Weights 12/31/2007 ACTUAL[1]	3/31/2008 TARGET	MSCI EAFE[2]
CASH	1.1 %	3.0 %	0.0 %
EQUITY	98.9	97.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

[1] Sit International Growth Fund Portfolio

[2] Source: Morgan Stanley Capital International – December 31, 2007

Sit International Growth Fund
Historical Country Allocation

	Sit Int'l Growth Fund (% of Portfolio)											MSCI EAFE	MSCI EAFE Growth	
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Mar-07	Jun-07	Sep-07	Dec-07	Dec-07	Dec-07	Dec-07
INDEX														
ASIA PACIFIC	20.8	16.8	28.3	34.2	25.1	37.5	33.1	31.3	31.3	29.9	27.0	32.8	31.0	27.0
AUSTRALIA	-	0.9	2.3	4.3	7.2	6.7	6.8	7.0	8.1	9.3	3.6	7.7	3.9	3.6
HONG KONG	3.4	3.9	7.4	6.3	5.8	4.1	3.8	3.5	2.7	3.0	3.3	3.9	2.4	3.3
JAPAN	15.2	10.0	15.0	13.0	13.1	26.7	22.5	20.8	20.6	17.6	15.0	19.9	19.4	15.0
NEW ZEALAND	-	-	-	-	-	-	-	-	-	-	-	0.1	0.1	-
SINGAPORE	2.3	2.0	3.6	4.9	2.0	-	-	-	-	-	-	1.1	1.1	-
EUROPE	59.0	64.5	64.0	53.7	40.8	43.1	53.5	55.7	55.4	54.0	55.0	67.2	68.1	55.0
AUSTRIA	-	-	-	-	-	-	0.6	0.5	0.5	0.4	0.5	0.6	0.3	0.5
BELGIUM	0.8	0.5	0.3	-	-	-	-	-	-	-	-	1.2	0.6	-
DENMARK	-	-	-	-	-	-	1.3	2.4	2.6	2.9	3.9	0.9	1.5	3.9
FINLAND	4.0	2.8	2.2	1.3	0.7	0.9	0.8	0.9	1.1	1.4	1.6	1.9	2.7	1.6
FRANCE	11.6	16.2	17.9	10.5	7.5	3.2	10.9	10.9	10.4	10.4	10.2	10.7	3.2	10.2
GERMANY	3.8	5.1	1.6	2.3	4.3	6.1	7.4	8.2	8.7	8.1	7.6	9.4	10.6	7.6
GREECE	-	-	-	-	1.2	-	-	-	-	-	-	0.8	1.5	-
IRELAND	2.3	3.3	0.9	1.3	2.2	1.6	1.3	2.4	2.1	1.0	0.9	0.6	0.7	0.9
ITALY	5.6	2.1	0.7	1.5	2.2	0.6	1.7	2.2	2.2	2.2	2.6	4.0	2.2	2.6
NETHERLANDS	7.3	5.9	4.6	6.1	3.3	2.6	2.3	1.5	1.5	1.3	2.7	3.9	2.3	2.7
NORWAY	-	-	-	-	-	-	-	0.9	1.0	1.5	1.3	1.0	1.0	1.3
PORTUGAL	-	-	-	-	-	-	-	-	-	-	-	0.4	0.4	-
SPAIN	2.6	3.2	2.1	1.3	2.1	1.5	1.3	1.9	1.3	2.0	2.3	4.4	4.2	2.3
SWEDEN	1.3	2.1	0.3	-	1.1	1.5	1.5	1.4	1.4	1.3	0.3	2.3	2.6	0.3
SWITZERLAND	6.4	6.3	10.1	3.7	9.4	10.7	12.0	11.4	11.6	10.9	11.3	6.7	9.7	11.3
GREAT BRITAIN	12.3	16.5	22.3	20.2	16.0	9.4	11.1	11.2	10.3	10.3	9.6	13.4	19.1	9.6
TOTAL INDEX REGIONS	80.5	81.2	92.3	87.9	84.9	80.6	86.6	86.9	86.7	83.9	82.6	100.0	100.0	82.6
NON-INDEX														
ASIA PACIFIC	1.4	2.0	3.3	4.5	3.1	4.0	41	38	42	50	64	-	-	64
CHINA	-	-	-	1.3	1.2	1.1	1.3	1.5	1.7	2.9	3.7	-	-	3.7
INDIA	-	-	-	0.7	2.0	2.5	2.2	1.6	1.9	2.1	2.2	-	-	2.2
SOUTH KOREA	-	-	1.1	0.4	0.3	0.3	0.7	0.6	0.6	0.6	0.5	-	-	0.5
PHILIPPINES	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TAIWAN	1.0	1.4	1.7	1.5	-	-	-	-	-	-	-	-	-	-
THAILAND	0.4	0.7	0.5	0.3	1.1	0.5	-	-	-	-	-	-	-	-
CANADA	3.8	1.8	0.0	2.0	7.8	5.3	10	03	07	1.5	31	-	-	31
LATIN AMERICA	0.8	1.5	2.0	2.0	2.2	3.2	40	30	41	40	34	-	-	34
ARGENTINA	-	-	-	-	-	-	0.9	0.9	1.2	1.3	1.1	-	-	1.1
BRAZIL	-	-	-	0.3	-	0.6	-	-	-	-	-	-	-	-
MEXICO	0.8	1.5	2.0	1.7	2.2	2.6	3.1	3.0	2.9	2.8	2.4	-	-	2.4
OTHER	3.3	3.0	1.8	2.8	1.8	5.0	33	38	35	33	35	-	-	35
CZECH REPUBLIC	-	-	-	-	-	1.2	1.4	1.6	1.7	1.5	1.6	-	-	1.6
SOUTH AFRICA COMML	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ISRAEL	3.3	3.0	1.3	2.3	1.3	3.3	0.3	0.3	0.3	0.7	1.0	-	-	1.0
UNITED STATES	-		-	-	-	0.5	1.1	1.2	1.0	1.2	0.3	-	-	0.3
TOTAL NON-INDEX REGIONS	9.3	8.4	8.0	11.3	14.9	18.3	12.5	11.5	12.4	14.4	16.4	-	-	16.4
CASH	10.2	10.4	(0.3)	0.8	0.2	1.1	00	10	00	1.7	11	-	-	11
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	1000	1000	1000	1000	1000	100.0	1000	1000

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

International Portfolio Evaluation

As of December 31, 2007

ARGENTINA	MKT VAL	% PF
TENARIS SA ADR	441	1.1%
	441	1.1%

AUSTRALIA	MKT VAL	% PF
BHP BILLITON LTD	1.658	4.1%
RIO TINTO PLC ADR	1.596	3.9%
AUST&N ZEALAND BANK GRP	278	0.7%
	3.532	8.6%

AUSTRIA	MKT VAL	% PF
RAIFFEISEN INTL BK	203	0.5%
	203	0.5%

CANADA	MKT VAL	% PF
AGRIUM INC	744	1.8%
RESEARCH IN MOTION LTD	522	1.3%
	1.265	3.1%

CHINA	MKT VAL	% PF
CHINA MOBILE LIMITED - ADR	598	1.5%
PETROCHINA CO LTD H	396	1.0%
NETDRAGON WEBSOFT	260	0.6%
CHINAEDU CORP-ADR	236	0.6%
	1.492	3.6%

CZECH REPUBLIC	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	649	1.6%
	649	1.6%

DENMARK	MKT VAL	% PF
VESTAS WIND SYSTEM	1.407	3.4%
GENMAB AS	200	0.5%
	1.607	3.9%

FINLAND	MKT VAL	% PF
NOKIA CORP ADR	635	1.6%
	635	1.6%

FRANCE	MKT VAL	% PF
VEOLIA ENVIRONMENT	1.195	2.9%
SCHLUMBERGER LTD	1.043	2.5%
TOTAL	572	1.4%
DANONE	429	1.0%
BUSINESS OBJECTS SA ADR	347	0.8%
AXA	323	0.8%
BNP PARIBAS	272	0.7%
	4.181	10.2%

GERMANY	MKT VAL	% PF
SIEMENS AG	618	1.5%
PUMA AG	586	1.4%
SAP ORDS	567	1.4%
MUENCHENER RUCKVER REG	483	1.2%
FRESENIUS SE	436	1.1%
ALLIANZ SE	401	1.0%
	3.091	7.6%

GREAT BRITAIN	MKT VAL	% PF
VODAFONE GROUP	689	1.7%
TESCO	650	1.6%
RECKITT BENCKISER GROUP PLC	570	1.4%
BAE SYSTEMS	435	1.1%
BURBERRY GROUP	406	1.0%
GLAXOSMITHKLINE ADR	358	0.9%
PEARSON PLC ADR	277	0.7%
ROYAL BK SCOT GRP	250	0.6%
WPP GROUP ORD PLC	198	0.5%
SHIRE PLC-ADR	110	0.3%
	3.943	9.6%

HONG KONG	MKT VAL	% PF
SUN HUNG KAI PROP	671	1.6%
HSBC HOLDINGS PLC	357	0.9%
HONGKONG LAND HLDG	325	0.8%
	1.353	3.3%

INDIA	MKT VAL	% PF
INDIA FUND INC	591	1.4%
ICICI BK LTD ADR	314	0.8%
	905	2.2%

IRELAND	MKT VAL	% PF
ANGLO IRISH BANK CORP	353	0.9%
	353	0.9%

ISRAEL	MKT VAL	% PF
AMDOCS LTD	427	1.0%
	427	1.0%

ITALY	MKT VAL	% PF
ENEL S.P.A.	433	1.1%
AZIMUT HLDG S.P.A	329	0.8%
BCA POP DI MILANO	292	0.7%
	1.054	2.6%

JAPAN	MKT VAL	% PF
YAMADA DENKI	594	1.5%
FANUC JPY50	575	1.4%
CANON	489	1.2%
EAST JAPAN RAILWAY	446	1.1%
HONDA MOTOR CO	376	0.9%
ASAHI BREWERIES N2502	347	0.8%
KDDI CORP	343	0.8%
AFLAC INC	332	0.8%
KAO CORP	331	0.8%
ITO. LTD	330	0.8%
SUMITOMO MITSUI FINL GR	315	0.8%
TAKEDA CHEMICAL IND	306	0.7%
NIPPON MITSUBISHI OIL CO	277	0.7%
MITSUBISHI UFJ	262	0.6%
MILLEA HOLDINGS IN	236	0.6%
MITSUI OSK LINES LTD	204	0.5%
SONY CORP	195	0.5%
KIRIN HOLDINGS CO. LTD	191	0.5%
	6.148	15.0%

MEXICO	MKT VAL	% PF
NII HOLDINGS INC	662	1.6%
WALMART DE MEXICO SAB	305	0.7%
	967	2.4%

NETHERLANDS	MKT VAL	% PF
PHILIPS ELECTRONICS NEW	310	0.8%
ING GROEP NV	254	0.6%
CNH GLOBAL NV	224	0.5%
TOMTOM NV	197	0.5%
CORE LABORATORIES N V	125	0.3%
	1.109	2.7%

NORWAY	MKT VAL	% PF
TELENOR ASA	726	1.8%
	726	1.8%

SOUTH KOREA	MKT VAL	% PF
SAMSUNG ELEC GDR	220	0.5%
	220	0.5%

SPAIN	MKT VAL	% PF
TELEFONICA SA	737	1.8%
BANCO BILBAO VIZCAYA ARG ADR	184	0.5%
	921	2.3%

SWEDEN	MKT VAL	% PF
ERICSSON L M TEL CO ADR	315	0.8%
	315	0.8%

SWITZERLAND	MKT VAL	% PF
NESTLE SA	718	1.8%
KUEHNE&NAGEL INTL	552	1.3%
NOVARTIS	527	1.3%
ROCHE HLDGS AG	526	1.3%
ABB LTD - ADR	481	1.2%
SYNTHES, INC	450	1.1%
SYNGENTA	448	1.1%
PANALPINA WELT AG	372	0.9%
UBS AG	338	0.8%
CREDIT SUISSE GROUP	200	0.5%
	4.611	11.3%

UNITED STATES	MKT VAL	% PF
NEWS CORP LTD CL A	209	0.5%
VERIFONE HLDGS INC	129	0.3%
	338	0.8%

CASH	434	1.1%
TOTAL	40.920	100.0%

Sit International Growth Fund

Rotation of Industry Weightings Over Time

	Sit International Growth Fund (% of Portfolio)														MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Mar-07	Jun-07	Sep-07	Dec-07	Dec-07	Dec-07
CONSUMER DISCRETIONARY	3.7	6.3	8.8	11.8	12.5	12.2	10.1	10.0	10.8	11.6	10.4	11.2	10.5	11.6	12.2	12.7
Automobiles & Components	-	-	0.7	0.7	0.8	1.0	1.0	1.0	1.1	1.3	1.1	1.0	0.9	0.9	4.3	1.9
Consumer Durables & Apparel	1.5	1.1	3.3	3.8	3.3	3.1	3.3	3.5	3.3	3.4	3.0	4.3	3.9	3.7	3.4	3.3
Consumer Services	-	0.8	1.5	3.8	3.3	0.8	0.8	0.3	0.3	0.3	-	-	-	1.3	0.9	1.3
Media	1.9	3.1	3.1	3.5	3.7	3.8	3.9	3.8	3.3	3.5	3.5	3.3	3.0	3.3	1.8	1.7
Retailing	0.3	1.8	3.3	3.1	3.4	4.0	3.1	3.4	3.5	3.3	3.9	3.7	3.1	3.5	1.9	3.1
INDUSTRIALS	2.3	1.9	3.8	6.3	3.5	6.7	9.1	9.3	9.3	9.4	10.3	11.8	12.3	13.0	12.1	16.8
Capital Goods	1.5	0.1	1.3	3.1	1.3	3.1	4.3	4.8	5.0	5.3	5.3	8.1	7.4	9.1	8.4	13.5
Commercial Services & Supplies	0.8	1.3	1.8	1.8	-	1.3	1.3	0.9	0.9	0.8	1.0	0.8	0.8	-	1.4	1.7
Transportation	-	-	0.7	1.9	3.3	3.4	3.4	3.5	3.4	3.5	4.1	4.3	4.1	3.9	3.3	3.5
ENERGY	3.7	6.0	10.8	8.4	10.2	10.1	8.8	9.5	9.0	8.8	7.9	8.6	9.2	7.0	8.0	2.8
Energy	3.7	8.0	10.1	8.4	10.3	10.1	8.8	9.3	9.0	8.8	7.9	8.1	9.3	7.0	8.0	3.8
CONSUMER STAPLES	6.3	7.2	18.5	8.5	11.7	8.8	8.5	9.1	9.3	9.2	9.7	9.3	8.5	8.7	8.2	13.1
Food & Staples Retailing	3.9	0.4	3.4	1.9	3.8	3.8	3.5	1.8	1.7	1.3	1.5	1.3	1.5	1.1	1.1	3.7
Food Beverage & Tobacco	1.8	4.1	11.8	5.8	8.1	1.1	1.3	1.4	1.8	7.1	7.4	7.3	4.9	4.9	3.7	8.8
Household & Personal Products	1.7	3.7	4.3	1.8	0.8	0.9	0.8	0.8	0.8	0.8	0.9	0.7	3.3	3.3	0.9	1.1
HEALTH CARE	12.1	18.5	14.7	10.4	10.8	10.7	11.0	11.0	9.9	10.0	10.2	8.2	7.8	7.1	6.4	9.7
Pharmaceuticals Biotechnology & Life Sciences	13.1	18.0	14.7	10.4	9.8	9.4	9.4	9.4	7.9	7.8	7.8	1.1	5.9	5.0	5.5	8.1
Health Care Equipment & Services	-	0.5	-	-	1.0	1.3	1.3	1.3	3.1	3.1	3.4	3.1	3.0	3.3	0.9	1.7
MATERIALS	0.0	-	0.4	3.1	4.2	5.7	6.1	6.4	5.7	5.8	6.1	7.7	9.4	10.9	9.8	15.8
Materials	0.0	-	0.4	3.1	4.3	5.7	6.1	6.4	5.7	5.8	6.1	7.7	9.4	10.9	9.3	15.3
FINANCIALS	21.2	21.5	21.1	24.2	22.8	23.2	24.8	24.5	26.3	27.2	25.5	23.9	18.3	17.0	26.9	11.7
Banks	7.5	9.5	13.9	13.4	15.3	14.3	14.7	14.5	13.7	14.9	13.4	13.0	9.3	8.0	15.4	3.5
Diversified Financials	3.7	3.1	3.3	6.3	3.4	3.9	3.3	3.4	5.1	4.9	4.1	4.5	3.1	3.3	3.8	3.3
Real Estate	0.9	1.1	1.0	1.3	3.4	1.1	1.3	1.3	1.7	1.7	1.8	1.7	3.0	3.4	3.9	3.1
Insurance	9.1	8.8	3.0	3.3	3.5	4.4	5.3	4.9	3.7	3.8	3.1	3.7	3.3	4.3	4.7	3.3
INFORMATION TECHNOLOGY	25.2	14.8	10.8	12.9	11.5	11.8	11.3	10.1	10.4	9.7	8.7	8.9	9.1	10.5	5.0	8.8
Semiconductors & Semiconductor Equipment	-	-	-	4.1	1.0	1.1	0.7	0.7	0.8	0.7	0.1	0.1	0.1	0.5	0.3	1.3
Software & Services	9.5	3.3	3.3	3.7	1.3	3.8	5.7	4.1	4.7	5.3	4.3	4.3	4.1	4.7	0.9	1.7
Technology Hardware & Equipment	15.7	11.1	8.4	5.1	4.3	4.5	4.9	4.8	5.0	3.9	3.9	4.0	4.4	5.3	3.4	3.7
TELECOMMUNICATION SERVICES	14.3	10.4	7.3	11.0	11.9	6.3	5.8	5.2	5.4	4.8	7.1	7.2	8.8	9.2	6.0	3.5
Telecommunication Services	14.3	10.4	7.3	11.0	11.9	6.3	5.3	5.3	5.4	4.8	7.1	7.3	8.8	9.3	6.0	3.5
UTILITIES	1.0	3.1	4.4	1.5	0.7	2.3	3.1	2.2	2.9	2.6	2.6	2.5	3.2	4.0	5.7	5.8
Utilities	1.0	3.1	4.4	1.5	0.7	3.3	3.1	3.3	3.9	3.1	3.1	3.5	3.3	4.0	5.7	5.1
CASH	10.2	10.4	(0.3)	0.8	0.2	1.1	0.5	2.7	1.1	0.9	1.6	0.9	1.7	1.1	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Portfolio Summary By Economic Sector

As Of December 31, 2007 In ($000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	649	1.6%
YAMADA DENKI	594	1.5%
PUMA AG	586	1.4%
BURBERRY GROUP	406	1.0%
HONDA MOTOR CO	376	0.9%
PHILIPS ELECTRONICS NEW	310	0.8%
WALMART DE MEXICO SAB	305	0.7%
PEARSON PLC ADR	277	0.7%
NETDRAGON WEBSOFT	260	0.6%
CHINAEDU CORP-ADR	236	0.6%
NEWS CORP LTD CL A	209	0.5%
WPP GROUP ORD PLC	198	0.5%
SONY CORP	195	0.5%
VERIFONE HLDGS INC	129	0.3%
	4,731	11.6%

CONSUMER STAPLES	MKT VAL	% PF
NESTLE SA	718	1.8%
TESCO	650	1.6%
RECKITT BENCKISER GROUP PLC	570	1.4%
DANONE	429	1.0%
ASAHI BREWERIES #2502	347	0.8%
KAO CORP	331	0.8%
ITO, LTD	330	0.8%
KIRIN HOLDINGS CO, LTD	191	0.5%
	3,567	8.7%

ENERGY	MKT VAL	% PF
SCHLUMBERGER LTD	1,043	2.5%
TOTAL	572	1.4%
TENARIS S A ADR	441	1.1%
PETROCHINA CO LTD H	396	1.0%
NIPPON MITSUBISHI OIL CO	277	0.7%
CORE LABORATORIES N V	125	0.3%
	2,852	7.0%

FINANCIALS	MKT VAL	% PF
SUN HUNG KAI PROP	671	1.6%
MUENCHENER RUCKVER REG	483	1.2%
ALLIANZ SE	401	1.0%
HSBC HOLDINGS PLC	357	0.9%
ANGLO IRISH BANK CORP	353	0.9%
UBS AG	338	0.8%
AFLAC INC	332	0.8%
AZIMUT HLDG S.P.A	329	0.8%
HONG KONG LAND HLDG	325	0.8%
AXA	323	0.8%
SUMITOMO MITSUI FINL GR	315	0.8%
ICICI BK LTD ADR	314	0.8%
BCA POP DI MILANO	292	0.7%
AUSTAN ZEALAND BANK ORD	278	0.7%
BNP PARIBAS	272	0.7%
MITSUBISHI UFJ	262	0.6%
ING GROEP NV	254	0.6%
ROYAL BK SCOT GRP	250	0.6%
MILLEA HOLDINGS IN	236	0.6%
RAIFFEISEN INTL BK	203	0.5%
CREDIT SUISSE GROUP	200	0.5%
BANCO BILBAO VIZCAYA ARG ADR	184	0.5%
	6,970	17.0%

HEALTH CARE	MKT VAL	% PF
NOVARTIS	527	1.3%
ROCHE HLDGS AG	526	1.3%
SYNTHES, INC	450	1.1%
FRESENIUS SE	436	1.1%
GLAXOSMITHKLINE ADR	358	0.9%
TAKEDA CHEMICAL IND	306	0.7%
GENMAB AS	200	0.5%
SHIRE PLC-ADR	110	0.3%
	2,912	7.1%

INDUSTRIALS	MKT VAL	% PF
VESTAS WIND SYSTEM	1,407	3.4%
SIEMENS AG	618	1.5%
FANUC JPY50	575	1.4%
KUEHNE&NAGEL INTL	552	1.3%
ABB LTD - ADR	481	1.2%
EAST JAPAN RAILWAY	446	1.1%
BAE SYSTEMS	435	1.1%
PANALPINA WELT AG	372	0.9%
CNH GLOBAL N V	224	0.5%
MITSUI OSK LINES LTD	204	0.5%

INFORMATION TECHNOLOGY	MKT VAL	% PF
NOKIA CORP ADR	635	1.6%
INDIA FUND INC	591	1.4%
SAP ORDS	567	1.4%
RESEARCH IN MOTION LTD	522	1.3%
CANON	489	1.2%
AMDOCS LTD	427	1.0%
BUSINESS OBJECTS SA ADR	347	0.8%
ERICSSON L M TEL CO ADR	315	0.8%
SAMSUNG ELEC GDR	220	0.5%
TOMTOM NV	197	0.5%
	4,311	10.5%

MATERIALS	MKT VAL	% PF
BHP BILLITON LTD	1,658	4.1%
RIO TINTO PLC ADR	1,596	3.9%
AGRIUM INC	744	1.8%
SYNGENTA	448	1.1%
	4,446	10.9%

TELECOMMUNICATION SERVICES	MKT VAL	% PF
TELEFONICA SA	737	1.8%
TELENOR ASA	726	1.8%
VODAFONE GROUP	689	1.7%
NII HOLDINGS INC	662	1.6%
CHINA MOBILE LIMITED - ADR	599	1.5%
KDDI CORP	343	0.8%
	3,756	9.2%

UTILITIES	MKT VAL	% PF
VEOLIA ENVIRONMENT	1,195	2.9%
ENEL S.P.A.	433	1.1%
	1,628	4.0%
CASH	434	1.1%
TOTAL	40,920	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund
Top 25 Holdings
December 31, 2007

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	2008 P/E Ratio	IBES EST LTG
BHP BILLITON LTD	AUSTRALIA	MATERIALS	1,658	4.1%	10.6	7.6
RIO TINTO PLC ADR	AUSTRALIA	MATERIALS	1,596	3.9%	12.7	35.0
VESTAS WIND SYSTEM	DENMARK	INDUSTRIALS	1,407	3.4%	236.6	50.6
VEOLIA ENVIRONMENT	FRANCE	UTILITIES	1,195	2.9%	23.3	14.0
SCHLUMBERGER LTD	FRANCE	ENERGY	1,043	2.5%	19.4	18.0
AGRIUM INC	CANADA	MATERIALS	744	1.8%	17.2	12.0
TELEFONICA SA	SPAIN	TELECOMMUNICATION SERVICES	737	1.8%	13.7	10.7
TELENOR ASA	NORWAY	TELECOMMUNICATION SERVICES	726	1.8%	16.0	8.0
NESTLE SA	SWITZERLAND	CONSUMER STAPLES	718	1.8%	17.2	11.0
VODAFONE GROUP	GREAT BRITAIN	TELECOMMUNICATION SERVICES	689	1.7%	14.9	4.0
SUN HUNG KAI PROP	HONG KONG	FINANCIALS	671	1.6%	27.4	8.0
NII HOLDINGS INC	MEXICO	TELECOMMUNICATION SERVICES	662	1.6%	15.2	35.8
TESCO	GREAT BRITAIN	CONSUMER STAPLES	650	1.6%	16.8	10.9
CENTRAL EUROPEAN MEDIA E	CZECH REPUBLIC	CONSUMER DISCRETIONARY	649	1.6%	27.1	N/A
NOKIA CORP ADR	FINLAND	INFORMATION TECHNOLOGY	635	1.6%	16.9	12.0
SIEMENS AG	GERMANY	INDUSTRIALS	618	1.5%	14.3	20.2
CHINA MOBILE LIMITED - ADR	CHINA	TELECOMMUNICATION SERVICES	599	1.5%	23.1	20.6
YAMADA DENKI	JAPAN	CONSUMER DISCRETIONARY	594	1.5%	19.9	18.3
INDIA FUND INC	INDIA	INFORMATION TECHNOLOGY	591	1.4%	N/A	N/A
PUMA AG	GERMANY	CONSUMER DISCRETIONARY	586	1.4%	14.2	8.7
FANUC JPY50	JAPAN	INDUSTRIALS	575	1.4%	17.9	3.1
TOTAL	FRANCE	ENERGY	572	1.4%	10.0	3.3
RECKITT BENCKISER GROUP PL	GREAT BRITAIN	CONSUMER STAPLES	570	1.4%	20.7	12.3
SAP ORDS	GERMANY	INFORMATION TECHNOLOGY	567	1.4%	18.8	11.1
KUEHNE&NAGEL INTL	SWITZERLAND	INDUSTRIALS	552	1.3%	18.6	15.0
Number of Equity Holdings = 90		Total		47.9 %		

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Performance Attribution
SMF605 vs. MSCI EAFE Growth
12/29/2006 to 12/31/2007
U.S. Dollar

	Sit International Growth Fund			MSCI EAFE Growth			Attribution Analysis			
Sector	Average Weight	Total Return (Base)	Total Return (Local)	Average Weight	Total Return (Base)	Total Return (Local)	Stock Selection (Local)	Allocation Effect (Local)	Currency Effect	Total Effect (Base)
Industrials	11.46	48.36	38.19	15.73	19.28	10.23	2.74	-0.11	-0.10	2.52
Materials	7.69	98.40	87.97	12.97	38.88	29.48	3.22	-1.07	-0.15	2.00
Energy	8.16	26.03	23.08	2.95	41.70	31.66	-0.31	1.14	-0.46	0.36
Telecommunication Services	7.46	28.70	24.96	4.00	28.49	17.28	0.44	0.30	-0.44	0.30
Information Technology	8.97	10.31	7.25	8.64	8.79	0.47	0.54	-0.10	-0.45	-0.01
Health Care	8.74	-1.63	-8.26	10.36	1.76	-4.16	-0.38	0.19	0.08	-0.11
Utilities	2.92	22.81	10.77	4.39	28.99	19.90	-0.27	-0.01	0.10	-0.19
[Cash]	1.32	4.60	4.60	0.00	0.00	0.00	0.00	-0.19	-0.10	-0.29
Consumer Discretionary	11.07	6.55	2.43	13.69	11.92	4.25	-0.21	0.15	-0.36	-0.43
Financials	22.94	1.23	-5.06	16.20	1.84	-5.24	0.06	-1.14	-0.21	-1.30
Consumer Staples	9.27	10.48	4.16	11.07	26.41	18.45	-1.34	-0.15	-0.06	-1.55
Total	**100.00**	**18.08**	**12.13**	**100.00**	**16.76**	**8.66**	**4.47**	**-1.00**	**-2.15**	**1.32**

Source: FactSet Research Systems Note: Returns Are Estimated

IX. Biographical Data

Senior Investment Management

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	69	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	66	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Equity Biographies – Sector Specialists

Ronald D. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Retail/Consumers
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	23 Years	
Age:	48	
E-mail:	rds@sitinvest.com	

Kent L. Johnson, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Financials/Capital Goods
Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	18 Years	
Age:	42	
E-mail:	klj@sitinvest.com	

Robert W. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Technology/Energy
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
	1991-1993	Sit/Kim International Investment Associates, Inc., Research Associate
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	16 Years	
Age:	38	
E-mail:	rws@sitinvest.com	

David A. Brown, CFA, CPA

Responsibilities:	**Vice President - Research and Investment Management**	
		Consumer/Accounting
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	13 Years	
Age:	43	
E-mail:	dab@sitinvest.com	

Equity Biographies – Sector Specialists

Michael J. Stellmacher, CFA

Responsibilities:	**Vice President – Research and Investment Management**	
		Energy/Telecommunications/Chemicals
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	16 Years	
Age:	52	
E-mail:	mjs@sitinvest.com	

John M. Bernstein

Responsibilities:	**Equity Research Analyst**	
		Financials
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	13 Years	
Age:	43	
E-mail:	jmb@sitinvest.com	

Scott A. Spalding, CFA

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	8 Years	
Age:	36	
E-mail:	sas@sitinvest.com	

Matthew T. Loucks, CFA

Responsibilities:	**Equity Research Analyst**	
		Health Care
Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co.
	1998-1999	Banc of America Securities
	1995-1998	JP Morgan & Co.
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	12 Years	
Age:	33	
E-mail:	mtl@sitinvest.com	

Equity Biographies – Sector Specialists

Douglas A. Mikkonen, CFA

Responsibilities:	**Equity Research Analyst**	
		Technology
Professional Experience:	1992-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (1992)	
Inv. Exp.:	9 Years	
Age:	38	
E-mail:	dam@sitinvest.com	

Stacey M. Curme

Responsibilities:	**Equity Trader/Equity Research Associate**	
		Minnesota Companies
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	9 Years	
Age:	36	
E-mail:	smc@sitinvest.com	

Lori C. Hanson

Responsibilities:	**Equity Research Associate**	
		Quantitative/Consumer
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (Present)	
	Cornell College, BA (1999)	
Inv. Exp.:	6 Years	
Age:	30	
E-mail:	lch@sitinvest.com	

Bradley W. Meyer

Responsibilities:	**Equity Trader/Equity Research Assistant**	
		Quantitative
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc.
Education:	University of Minnesota, MBA (Present)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	4 Years	
Age:	32	
E-mail:	bwm@sitinvest.com	

Equity Biographies – Sector Specialists

Dawn M. Frandrup

Responsibilities:	**Equity Research Assistant**
Professional Experience:	2000-Present Sit Investment Associates, Inc.
Education:	Capella University, BS Finance (Present)
Inv. Exp.:	3 Years
Age:	31
E-mail:	dmf@sitinvest.com

Equity Biographies – Geographic Specialists

Raymond E. Sit

Responsibilities:	**Vice President – Research and Investment Management** SE Asia, Japan and Developing Markets
Professional Experience:	1992-Present Sit/Kim International Investment Associates, Inc.
	1988-1992 Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990)
	University of Minnesota, BS (1987)
Inv. Exp.:	15 Years
Age:	42
E-mail:	res@sitinvest.com

Janet K. Kinzler

Responsibilities:	**Equity Research Analyst** Europe
Professional Experience:	2001-Present Sit/Kim International Investment Associates, Inc.
	2000-2001 SCA Consulting, Principal
	1997-1999 Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997 Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992)
	University of Michigan, BBA (1986)
Inv. Exp.:	14 Years
Age:	42
E-mail:	jkk@sitinvest.com

Tasha M. Murdoff

Responsibilities:	**Equity Research Analyst**
Professional Experience:	1998-Present Sit Investment Associates, Inc.
	1995-1998 Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002)
	Augsburg College, BA (1997)
Inv. Exp.:	14 Years
Age:	66
E-mail:	tmm@sitinvest.com

Jun Xia

Responsibilities:	**Equity Research Analyst**
Professional Experience:	2005 - Present Sit Investment Associates, Inc.
	2002-2005 General Mills, Sr. Financial Analyst
	1998-2000 Beijing Kohler Company, Assistant Finance Manager
Education:	Indiana University, MBA (2002)
	Peking University, BS (1992)
Inv. Exp.:	5 Years
Age:	38
Email:	jx@sitinvest.com

Fixed Income Team Biographies

Michael C. Brilley

Responsibilities:	**President – Senior Fixed Income Officer**	
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1974-1984	First Bank, N.A., Vice President
	1970-1974	Merchant National Bank of Indianapolis, Investment Officer
	1968-1970	Continental Illinois National Bank of Chicago, Investment Advisor
Education:	Milliken University, BS (1967)	
Inv. Exp.:	39 Years	
Age:	62	
E-mail:	mcb@sitinvest.com	

Debra A. Sit, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Tax-Exempt Portfolio Management	
Professional Experience:	1987-Present	Sit Investment Associates, Inc.
	1981-1985	Sit Investment Associates, Inc., Computer Application Specialist
Education:	University of Chicago, MBA (1987) University of Minnesota, BA (1982)	
Inv. Exp.:	26 Years	
Age:	47	
E-mail:	das@sitinvest.com	

Bryce A. Doty, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Taxable Portfolio Management	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1988-1995	Minnesota Mutual Life Insurance Company, Investment Analyst
Education:	University of Minnesota, MBA (1992) Hamline University, BA (1988)	
Inv. Exp.:	17 Years	
Age:	41	
E-mail:	bad@sitinvest.com	

Paul J. Jungquist, CFA, CPA

Responsibilities:	**Vice President – Fixed Income Credit Analyst and Senior Portfolio Manager**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1990-1994	Twin Cities Testing, Assistant Controller
	1984-1990	Grant Thornton, Auditor
Education:	University of Minnesota, MBA (1993) University of Notre Dame, BBA (1984)	
Inv. Exp.:	13 Years	
Age:	46	
E-mail:	pjj@sitinvest.com	

Fixed Income Team Biographies

Mark H. Book, CFA, CMA

Responsibilities:	**Vice President – Portfolio Manager and Fixed Income Analyst**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
	1998-2000	US Bancorps Piper Jaffray, Corporate Strategist
	1997	Norwest Investment Management, Portfolio Manager
	1991-1996	Insight Investment Management, Portfolio Manager
	1986-1991	Reliastar Financial, Security Trader
Education:	University of Minnesota, MBA (1992)	
	University of Minnesota, BA (1986)	
Inv. Exp.:	21 Years	
Age:	44	
E-mail:	mhb@sitinvest.com	

Robert B. Harrigan

Responsibilities:	**Vice President – Institutional Marketing**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1991-1994	EduServe Technologies, Inc., Vice President of Sales and Marketing
	1981-1991	Hemar, Inc., Vice President
	1969-1981	First Bank Minneapolis, Vice President
Education:	Stonier Graduate School of Banking at Rutgers (1974)	
	Notre Dame, BA (1966)	
Inv. Exp.:	41 Years	
Age:	63	
E-mail:	rbh@sitinvest.com	

Marci A. Lorge

Responsibilities:	**Senior Client Administrator and Money Market Trader**	
Professional Experience:	1988-Present	Sit Investment Associates, Inc.
	1987-1988	IRI Securities, Operations Manager
	1984-1987	Miller & Schroeder, Purchase and Sales
Education:	University of Wisconsin at Stevens Point, BS (1978)	
Inv. Exp.:	19 Years	
Age:	51	
E-mail:	mal@sitinvest.com	

Brian R. Gilbert

Responsibilities:	**Decision Support Systems**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1992-1994	Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing
	1990-1992	Carlson Companies, Coordinator of TS Project
Education:	Northwestern College, BA and BS (1990)	
Inv. Exp.:	13 Years	
Age:	40	
E-mail:	brg@sitinvest.com	

Fixed Income Team Biographies

Christopher M. Rasmussen

Responsibilities:	**Research Associate**	
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2004)	
	University of Minnesota, BSB (2001)	
Inv. Exp.:	4 Years	
Age:	27	
E-mail:	cmr@sitinvest.com	

Reid A. Kilberg

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2005-present	Sit Investment Associates, Inc.
	2002-2005	Peregrine Capital Management, S: President, Client Service & Mark
	1999-2002	Compass Capital Management, D of Sales & Marketing
	1992-1999	Investment Advisors, Inc. Assoc. President – Institutional Sales
Education:	St. Olaf College, BA (1992)	
Inv. Exp.:	16 Years	
Age:	37	
E-mail:	rak@sitinvest.com	

Eric T. Nelmark

Responsibilities:	**Research Associate**	
Professional Experience:	2004-Present	Sit Investment Associates, Inc.
	2000-2003	Paladin Investment Associates
	1998-2000	Investment Advisers, Inc.
Education:	University of St. Thomas, MBA (2005)	
	Bethel University, BA (1998)	
Inv. Exp.:	8 Years	
Age:	31	
E-mail:	etn@sitinvest.com	

Todd S. Emerson, CFA

Responsibilities:	**Research Associate**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	2002-2006	Thomson West
	1998-2001	US Bank
	1994-1998	RBC Dain Rauscher
	1991-1993	Avco Financial Services
Education:	University of Minnesota, MBA (1994)	
	University of Wisconsin-Eau Claire, BBA (1991)	
Inv. Exp.:	13 Years	

Fixed Income Team Biographies

Brendan J. O'Sullivan

Responsibilities:	**Research Assistant**
Professional Experience:	1997-Present Sit Investment Associates, Inc.
Education:	University of St. Thomas, MBA (2006)
	University of Colorado at Boulder, BA (1995)
Inv. Exp.:	8 Years
Age:	35
E-mail:	bjo@sitinvest.com

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.